Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of May 9, 2018,

among

ELI LILLY AND COMPANY,

BLUEGILL ACQUISITION CORPORATION

and

ARMO BIOSCIENCES, INC.

i

ii

Exhibit A	Offer Conditions
Exhibit B	Certificate of Incorporation of Surviving Corporation
Exhibit C	Index of Defined Terms

iii

AGREEMENT AND PLAN OF MERGER dated as of May 9, 2018 (this “Agreement”), among Eli Lilly and Company, an Indiana corporation (“Parent”), Bluegill Acquisition Corporation, a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Parent, and ARMO BioSciences, Inc., a Delaware corporation (the “Company”).

WHEREAS, on the terms and subject to the conditions of this Agreement, Parent has agreed to cause Merger Sub to commence a cash tender offer (as it may be amended from time to time in accordance with the terms of this Agreement, the “Offer”) to purchase all the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”), at a price per share of Company Common Stock of $50.00 (such amount or, if the Offer is amended in accordance with the terms of this Agreement and a different amount per share is paid pursuant to the Offer, such different amount, the “Offer Price”), net to the seller in cash, without interest, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation, and pursuant to the Merger, each share of Company Common Stock that is not validly tendered and irrevocably accepted for purchase pursuant to the Offer, except as provided in this Agreement, shall be converted in the Merger into the right to receive an amount equal to the Merger Consideration, net to the seller in cash and without interest;

WHEREAS, Parent, Merger Sub and the Company acknowledge and agree that the Merger shall be governed by and effected under Section 251(h) of the DGCL and, subject to the terms of this Agreement, effected as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”) are fair to and in the best interests of the Company and its stockholders, (ii) duly authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions, (iii) declared this Agreement and the Transactions advisable and (iv) recommended that the Company’s stockholders tender their shares of Company Common Stock in the Offer;

WHEREAS, the Board of Directors of each of Parent and Merger Sub has duly authorized and approved the execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions, and the Board of Directors of Merger Sub has declared this Agreement and the Transactions advisable and recommended that Parent, as sole stockholder of Merger Sub, adopt this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain stockholders of the Company are executing and delivering Tender and Support Agreements in favor of Parent and Merger Sub (the “Tender and Support Agreements”), pursuant to which those stockholders, among other things, will agree to tender all shares of Company Common Stock beneficially owned by them to Merger Sub in the Offer; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

THE OFFER

SECTION 1.01 The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Section 8.01, subject to the terms and conditions of this Agreement, as promptly as practicable (but in no event later than ten business days after the date of this Agreement), Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”)) the Offer at the Offer Price. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any shares of Company Common Stock tendered pursuant to the Offer are subject only to the satisfaction or waiver of the conditions set forth in Exhibit A (the “Offer Conditions”). The initial expiration date of the Offer shall be at the time that is one minute following 11:59 p.m., New York City time, on the date that is 20 business days (determined using Rule 14d-1(g)(3) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) after the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act). Merger Sub expressly reserves the right to waive, in its sole discretion, in whole or in part, any Offer Condition or modify the terms of the Offer, except that, without the prior written consent of the Company, Merger Sub shall not, and Parent shall not permit Merger Sub to, (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii) reduce the Offer Price, (iii) waive, amend or modify the Minimum Tender Condition or the Termination Condition, (iv) add to the Offer Conditions or impose any other conditions on the Offer or amend, modify or supplement any Offer Condition in any manner adverse to the holders of Company Common Stock, (v) except as otherwise provided in this Section 1.01(a), terminate, or extend or otherwise amend or modify the expiration date of, the Offer, (vi) change the form or terms of consideration payable in the Offer, (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of Company Common Stock or (viii) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act. Notwithstanding the foregoing, Merger Sub shall, and Parent shall cause Merger Sub to, (A) extend the Offer for one or more consecutive increments of not more than ten business days each (or for such longer period as may be agreed to by Parent and the Company), if at the scheduled expiration date of the Offer any of the Offer Conditions (other than the Minimum Tender Condition) shall not have been satisfied or waived, until such time as such conditions shall have been satisfied or waived (irrespective of whether the Minimum Tender Condition has been satisfied) and (B) extend the Offer for the minimum period required by any rule, regulation or interpretation or position of the SEC or the staff thereof or The Nasdaq Global Market (“Nasdaq”) applicable to the Offer; provided that Merger Sub shall not be required to extend the Offer beyond the Outside Date. In addition, if at the otherwise scheduled expiration date of the Offer each Offer Condition (other than the

Minimum Tender Condition) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Merger Sub may elect to (and if so requested by the Company, Merger Sub shall, and Parent shall cause Merger Sub to), extend the Offer for one or more consecutive increments of not more than ten business days each (or for such longer period as may be agreed to by Parent and the Company); provided that the Company shall not request Merger Sub to, and Parent shall not be required to cause Merger Sub to, extend the Offer pursuant to this sentence on more than three (3) occasions; provided, further that Merger Sub shall not, and shall not be required to extend the Offer beyond the Outside Date. On the terms and subject to the conditions of the Offer and this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept for payment, and pay for, all shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer that Merger Sub becomes obligated to purchase pursuant to the Offer as promptly as practicable after the expiration of the Offer (which shall be the next business day after the expiration of the Offer absent extenuating circumstances) and, in any event, no more than three business days after the expiration of the Offer. The date on which Merger Sub first irrevocably accepts for purchase the shares of Company Common Stock tendered in the Offer is referred to as the “Offer Closing Date”. The Offer may not be terminated or withdrawn prior to its expiration date (as such expiration date may be extended and re-extended in accordance with this Section 1.01(a)), unless this Agreement is validly terminated in accordance with Section 8.01. If this Agreement is validly terminated in accordance with Section 8.01, Merger Sub shall promptly terminate the Offer and return, and shall cause any depository acting on behalf of Merger Sub to return, all tendered shares of Company Common Stock to the registered holders thereof. Nothing contained in this Section 1.01(a) shall affect any termination rights set forth in Section 8.01.

(b) As promptly as reasonably practicable on the date of commencement of the Offer, Parent and Merger Sub shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which shall include an offer to purchase and a related letter of transmittal and summary advertisement containing the terms set forth in this Agreement and Exhibit A (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”) and (ii) disseminate the Offer Documents to the holders of Company Common Stock as and to the extent required by applicable U.S. federal securities Law. The Company shall furnish to Parent and Merger Sub all information concerning the Company required by the Exchange Act to be set forth in the Offer Documents. Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and to correct any material omissions therefrom, and each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of Company Common Stock, in each case as and to the extent required by applicable Law. Parent and Merger Sub shall provide the Company and its counsel with copies of any written comments, and shall inform the Company and its counsel of any oral comments, that Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments. Except from and after an Adverse Recommendation Change, prior to the filing of the Offer Documents (including any amendment or supplement thereto) with the SEC or the dissemination thereof to the holders of Company Common Stock, or responding to any comments of the SEC or its staff with respect to the Offer Documents, Parent and Merger Sub shall

(x) provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable), and (y) give reasonable and good faith consideration to any comments made by the Company or its counsel. Parent and Merger Sub shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents.

(c) Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase any shares of Company Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer.

(d) If, between the date of this Agreement and the Offer Closing Date, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted.

SECTION 1.02 Company Actions

(a) On the date the Offer Documents are filed with the SEC, or as promptly thereafter as practicable, but in no event later than the fifth business day following the date the Offer Documents are filed, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”), including the Company Board Recommendation (subject to Section 5.02) and shall disseminate the Schedule 14D-9 to the holders of Company Common Stock, as and to the extent required by applicable U.S. federal securities Law. The Schedule 14D-9 shall also contain the notice of appraisal required to be delivered by the Company under Section 262(d) of the DGCL at the time the Company first files the Schedule 14D-9 with the SEC and the fairness opinion delivered by Centerview Partners LLC. Parent and Merger Sub shall furnish to the Company all information concerning Parent and Merger Sub required by applicable Law to be set forth in the Schedule 14D-9. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and to correct any material omissions therefrom, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of Company Common Stock, in each case as and to the extent required by applicable Law. The Company shall provide Parent and its counsel with copies of any written comments, and shall inform Parent and its counsel of any oral comments, that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments. Except with respect to any disclosure relating to an Adverse Recommendation Change or in connection with any disclosures made in compliance with Section 5.02, prior to the filing of the Schedule 14D-9 (including any amendment or supplement thereto) with the SEC or the dissemination thereof to the holders of Company Common Stock, or responding to any comments of the SEC or its staff with respect to the Schedule 14D-9, the Company shall (x) provide Parent and its counsel a reasonable opportunity to review and comment on such Schedule 14D-9 or response (it being understood that Parent and its counsel shall provide any comments thereon as soon as reasonably practicable), and (y) give reasonable and good faith consideration to any comments made by Parent or its counsel. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9. The Company hereby consents to the inclusion in the Offer Documents of the Company Board Recommendation (except to the extent that the Company Board shall have withdrawn or modified the Company Board Recommendation in accordance with Section 5.02(b)).

(b) In connection with the Offer, the Company shall cause its transfer agent to promptly furnish Parent or Merger Sub with mailing labels containing the names and addresses of the record holders of shares of Company Common Stock as of the most recent practicable date preceding the date on which the Offer is commenced and of those Persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings, computer files and all other information in the Company’s possession or control regarding the beneficial owners of shares of Company Common Stock, and shall furnish to Parent or Merger Sub such information and reasonable assistance (including updated lists of stockholders, security position listings and computer files) as Parent or Merger Sub may reasonably request in communicating the Offer and disseminating the Offer Documents to the Company’s stockholders. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Merger Sub shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver to the Company or destroy (and shall direct their agents to deliver to the Company or destroy) all copies of such information (and certify in writing to the Company such destruction, if applicable).

ARTICLE II

THE MERGER

SECTION 2.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL (including, without limitation, Section 251(h) of the DGCL), Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

SECTION 2.02 Merger Closing. The closing of the Merger (the “Merger Closing”) shall take place at the offices of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, 1200 Seaport Boulevard, Redwood City, CA 94063 at 7:00 a.m., Pacific Time, on a date to be specified by Parent and the Company, which date shall be as soon as practicable following the Offer Closing Date, subject to the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII, other than those conditions that by their nature are to be satisfied at the Merger Closing, (but in no event later than the second business day following such satisfaction or waiver of such conditions) unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Merger Closing occurs is referred to in this Agreement as the “Merger Closing Date”.

SECTION 2.03 Effective Time. Prior to the Merger Closing, Parent and the Company shall prepare, and on the Merger Closing Date, the Company shall file with the Secretary of State of the State of Delaware, a certificate of merger or other appropriate documents (in any such case, the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL to effectuate the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

SECTION 2.04 Merger Without Meeting of Stockholders. The Merger shall be governed by and effected under Section 251(h) of the DGCL, without a vote on the adoption of this Agreement by the holders of shares of Company Common Stock. The parties agree to take all necessary and appropriate action to cause the Merger to become, and that the Merger shall become, effective as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer, without a vote of stockholders of the Company in accordance with Section 251(h) of the DGCL.

SECTION 2.05 Effects of Merger. The Merger shall have the effects provided in this Agreement and as set forth in the DGCL.

SECTION 2.06 Certificate of Incorporation and Bylaws.

(a) At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to be in the form attached as Exhibit B and, as so amended and restated, such certificate of incorporation shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or permitted by applicable Law (including the DGCL), subject to Section 6.04.

(b) The bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation from and after the Effective Time until thereafter changed or amended as provided therein or permitted by applicable Law, subject to Section 6.04, except that references to the name of Merger Sub shall be replaced by the name of the Surviving Corporation.

SECTION 2.07 Directors and Officers.

(a) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The Company shall use commercially reasonable efforts to cause each director of the Company immediately prior to the Effective Time to execute and deliver a letter effectuating his or her resignation as a member of the Company Board, to be effective as of the Effective Time.

(b) The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

SECTION 2.08 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b) Cancelation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock that (i) is owned by the Company immediately prior to the Effective Time, (ii) was owned by Parent or Merger Sub at the commencement of the Offer and is owned by Parent or Merger Sub immediately prior to the Effective Time, or (iii) was irrevocably accepted for purchase in the Offer shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c) Conversion of other Company Common Stock. Subject to Sections 2.08(b), and 2.08(d), each issued and outstanding share of Company Common Stock shall be converted into the right to receive the Offer Price in cash and without interest (the “Merger Consideration”), less any applicable tax withholding. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 2.09, without interest.

(d) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares (“Appraisal Shares”) of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Appraisal Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the Merger Consideration as provided in Section 2.08(c), but instead, at the Effective Time, the Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and the holders of Appraisal Shares shall cease to have any rights with respect thereto except the right to payment of the fair value of such Appraisal Shares in accordance with Section 262; provided that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 with respect to such Appraisal Shares or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration as provided in Section 2.08(c), without interest. The Company shall give prompt written notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, and Parent shall have the right to participate in, and direct all negotiations and Proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. Prior to the Offer Closing Date, Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

SECTION 2.09 Payment of Merger Consideration.

(a) Paying Agent. Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration to former holders of Company Common Stock. Parent shall, or shall cause the Surviving Corporation to, deposit with the Paying Agent, immediately after the Effective Time, cash necessary to pay the Merger Consideration in respect of the shares of Company Common Stock converted into the right to receive cash pursuant to Section 2.08(c) (such cash being hereinafter referred to as the “Payment Fund”).

(b) Payment Procedure. As promptly as reasonably practicable after the Effective Time (but in no event later than four business days after the Effective Time), the Surviving Corporation or Parent shall cause the Paying Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) which were converted into the right to receive the Merger Consideration pursuant to Section 2.08 (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent, and shall be in such form and have such other provisions as are customary and reasonably acceptable to the Company and Parent) and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate to the Paying Agent for cancelation, together with such letter of transmittal, duly executed and in proper form, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash into which the shares of Company Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 2.08, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.09, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, into which the shares of Company Common Stock theretofore represented by such Certificate have been converted pursuant to Section 2.08. No interest shall be paid or accrue on the cash payable upon surrender of any Certificate.

(c) Treatment of Book-Entry Shares. No holder of record of Book-Entry Shares shall be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration in respect of such Book-Entry Shares. In lieu thereof, such holder of record shall upon receipt by the Paying Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Paying Agent may reasonably request), be entitled to receive, and the Surviving Corporation or Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time (but in no event later than four business days after the Effective Time to each such holder of record as of the Effective Time), an amount of U.S. dollars equal to the aggregate amount of Merger Consideration, without interest and less any applicable tax withholding, to which such holder is entitled hereunder, and such Book-Entry Shares shall forthwith be canceled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(d) Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted.

(e) No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in accordance with the terms of this Article II as a result of the conversion of any shares of Company Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(f) Lost, Stolen or Destroyed Certificates. Notwithstanding the requirements to surrender a Certificate contained in Section 2.09, if any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for the shares of Company Common Stock formerly represented by such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of such shares, without interest and less any applicable tax withholding.

(g) Termination of Payment Fund. Any portion of the Payment Fund (and any interest or other income earned thereon) that remains undistributed as of the six-month anniversary of the Merger Closing Date shall be delivered to Parent or its designated affiliate, upon demand, and any former holder of Company Common Stock entitled to payment of Merger Consideration who has not theretofore complied with this Article II shall thereafter look only to Parent or any successor-in-interest of Parent for payment of its claim for Merger Consideration (subject to applicable abandoned property, escheat and other similar Law).

(h) No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the date on which the Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Certificate shall, to the extent permitted by applicable Law, immediately prior to such date become the property of the Surviving Corporation or its designated affiliate, free and clear of any claims or interest of any such holders or their successors, assigns or personal representative previously entitled thereto, subject to the claims of any former holder of Company Common Stock entitled to payment of Merger Consideration who has not theretofore complied with this Article II.

(i) Investment of Payment Fund. The Payment Fund shall be invested by the Paying Agent as directed by Parent. Nothing contained in this Section 2.09(i) and no investment losses resulting from the investment of the Payment Fund shall diminish the rights of the stockholders to receive the Merger Consideration. To the extent there are losses or the Payment Fund for any reason (including Appraisal Shares losing their status as such) is less than the level required to promptly pay the Merger Consideration pursuant to Section 2.08(c), Parent shall replace, restore or add to the cash in the Payment Fund to ensure the prompt payment of the Merger Consideration. Any interest and other income resulting from such investments shall be the property of, and paid to, Parent or its designated affiliate.

(j) Withholding Rights. Each of the Company, Surviving Corporation, Parent and the Paying Agent shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement or the Offer such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of state, local or foreign Tax Law. Amounts so deducted or withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement or the Offer, as applicable, as having been paid to the Person in respect of whom such deduction or withholding was made.

SECTION 2.10 Equity Awards.

(a) As of immediately prior to the Effective Time, each Company Stock Option that is then outstanding but not then vested or exercisable shall become immediately vested and exercisable in full. At the Effective Time, each Company Stock Option that is then outstanding shall be canceled and the holder thereof shall be entitled to receive an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock underlying such Company Stock Option by (ii) the number of shares of Company Common Stock subject to such Company Stock Option (such amount, the “Company Stock Option Cash Consideration”). Any Company Stock Option that has an exercise price that equals or exceeds the Merger Consideration shall be canceled for no consideration. Parent shall cause the Surviving Corporation to pay the Company Stock Option Cash Consideration at or reasonably promptly after the Effective Time (but in no event later than five business days after the Effective Time).

(b) As soon as practicable following the date hereof, the Company shall take all actions with respect to the Company ESPP that are necessary to provide that (i) with respect to the offering period under the Company ESPP in effect as of the date hereof (the “ESPP Offering Period”), no individual may enroll in the Company ESPP with respect to such ESPP Offering Period and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof for such ESPP Offering Period, (ii) the Company

ESPP shall be suspended as to new participants and no new offering period shall be commenced under the Company ESPP prior to the Effective Time, (iii) immediately prior to the Effective Time, the Company ESPP shall terminate, and (iv) if applicable, the ESPP Offering Period will be shortened and the applicable purchase date with respect to the ESPP Offering Period will occur on a date selected by the Company in accordance with the Company ESPP prior to the Offer Closing Date.

(c) Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering any Company Stock Plan or the Company ESPP) shall adopt such resolutions or take action by written consent in lieu of a meeting, providing for the transactions contemplated by this Section 2.10. The Company shall provide that, on and following the Effective Time, no holder of any Company Stock Option shall have the right to acquire any equity interest in the Company or the Surviving Corporation in respect thereof and each Company Stock Plan shall terminate as of the Effective Time.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (i) disclosed in the reports, schedules, forms, statements and other documents filed by the Company with, or furnished by the Company to, the SEC and publicly available at least one (1) business day prior to the date of this Agreement (the “Filed Company SEC Documents”) (but excluding in the case of this clause (i) any risk factor disclosure under the headings “Risk Factors” or “Forward Looking Statements” or other similar cautionary, predictive or forward-looking disclosures contained in such Filed Company SEC Documents) or (ii) set forth in the letter, dated as of the date of this Agreement, from the Company to Parent and Merger Sub (which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section shall be deemed to qualify or apply to other sections in this Article III to the extent that it is reasonably apparent on its face that such disclosure also qualifies or applies to such other sections, the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 3.01 Organization, Standing and Power. The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company (a) has full power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted and (b) is duly qualified or licensed to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties makes such qualification or licensing necessary, other than where the failure to have such power and authority or to be so qualified or licensed has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. True and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the Bylaws of the Company, as amended to the date of this Agreement (as so amended, the “Company Bylaws”), are included in the Filed Company SEC Documents. The Company Charter and the Company Bylaws are in full force and effect and the Company is not in violation of any of the provisions of the Company Charter and Company Bylaws.

SECTION 3.02 Capital Structure.

(a) The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock, par value $0.0001 per share and 10,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”). At the close of business on May 8, 2018 (the “Measurement Date”), (i) 30,405,109 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Common Stock were held by the Company in its treasury, (iii) 2,657,030 shares of Company Common Stock were subject to outstanding Company Stock Options with a weighted average exercise price of $9.61 per share, (iv) 7,267 shares of Company Common Stock were subject to outstanding rights under the Company ESPP, (v) 3,098,762 additional shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans and (vi) no shares of Company Preferred Stock were issued or outstanding. Except as set forth above, at the close of business on the Measurement Date, no shares of capital stock of the Company were issued, reserved for issuance or outstanding. From the Measurement Date to the date of this Agreement, there have been no issuances by the Company of shares of capital stock or other voting securities or equity interests of the Company or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock or other voting securities or equity interests of the Company or other rights that give the holder thereof any economic or voting interest of a nature accruing to the holders of Company Common Stock, other than the issuance of Company Common Stock upon the exercise of Company Stock Options in accordance with their terms.

(b) All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(c) As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote by virtue of their ownership thereof (“Voting Company Debt”).

(d) Except as set forth in Section 3.02(a), as of the date of this Agreement, there are no options, warrants, convertible or exchangeable securities, stock-based performance units or other rights or Contracts to which the Company is a party or by which the Company is bound (i) obligating the Company to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, additional shares of capital stock of, or other voting securities or equity interests in, or any security convertible or exchangeable for any shares of capital stock of, or other voting securities or equity interests in, the Company or any Voting Company Debt, (ii) obligating the Company to issue, grant or enter into any such option, warrant, security, unit, right or Contract, (iii) that give any Person the right to receive any economic or voting interest of a nature accruing to the holders of Company Common Stock or (iv) restricting the transfer of, containing any right of first refusal or right of first offer with respect to, or requiring the registration for sale of any shares of, capital stock of the Company. As of the date of this Agreement, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of the Company, except for (A) acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of Company Stock Options, (B) the withholding of shares of Company Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plans and (C) the acquisition by the Company of Company Stock Options in connection with the forfeiture of such awards.

(e) All Company Stock Options are evidenced by written award agreements, in each case, substantially in the forms that have been made available to Parent, except that such agreements differ from such forms and from one another with respect to the number of shares of Company Common Stock covered thereby, the exercise price, exercise period, vesting schedule and expiration date applicable thereto.

SECTION 3.03 Subsidiaries; Equity Interests. The Company has no subsidiaries, and does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any other Person.

SECTION 3.04 Authority; Execution and Delivery; Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, assuming the representations and warranties set forth in Section 4.08 are true and correct and that the Transactions are consummated in accordance with Section 251(h) of the DGCL, to consummate the Transactions. The execution and delivery by the Company of this Agreement and, assuming the representations and warranties set forth in Section 4.08 are true and correct and that the Transactions are consummated in accordance with Section 251(h) of the DGCL, the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company. The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Parent and Merger Sub, and assuming the representations and warranties set forth in Section 4.08 are true and correct, this Agreement constitutes its legal, valid and binding obligation, enforceable against the Company in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting the enforcement of creditors’ rights and remedies, or by general principles of equity governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity and except as rights to indemnity and contribution may be limited by state or Federal securities laws or public policy underlying such laws (the “Bankruptcy, Equity and Indemnity Exception”)).

(b) The Company Board, at a meeting duly called and held, duly and unanimously adopted resolutions (i) determining that the Transactions are fair to and in the best interest of the Company and its stockholders, (ii) approving and declaring advisable the Merger and the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, (iii) resolving that this Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the consummation of the Offer and (iv) recommending that the holders of Company Common Stock accept the Offer and tender their shares of Company Common Stock pursuant to the Offer (such recommendation, the “Company Board Recommendation”), which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.

SECTION 3.05 No Conflicts; Consents.

(a) The execution and delivery by the Company of this Agreement do not, and the consummation of the Offer, the Merger and the other Transactions and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien other than any Permitted Lien upon any of the properties or assets of the Company under, any provision of (i) the Company Charter or the Company Bylaws, (ii) any Material Contract to which the Company is a party or (iii) subject to the filings and other matters referred to in Section 3.05(b), any judgment, order, injunction or decree of any Governmental Entity (“Judgment”) or, assuming the representations and warranties set forth in Section 4.08 are true and correct, any statute, law (including controlling common law), ordinance, rule or regulation of any Governmental Entity (“Law”), in either case that is applicable to the Company or its properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(b) No consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, or permit from, any national, Federal, state, provincial, local or other government, domestic or foreign, or any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, in each case of competent jurisdiction (a “Governmental Entity”), is required to be obtained or made by or with respect to the Company in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) the applicable requirements of antitrust, competition or other similar Laws of jurisdictions other than the United States (collectively, “Foreign Antitrust Laws”), (iii) the filing with the SEC of (A) the Schedule 14D-9, and (B) such reports under the Exchange Act as may be required in connection with this Agreement, the Offer, the Merger and the other Transactions, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (v) such filings as may be required under the rules and regulations of Nasdaq and (vi) such other items the failure of which to obtain or make would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

SECTION 3.06 SEC Documents; Undisclosed Liabilities.

(a) The Company has filed and furnished all material reports, schedules, forms, statements and other documents required to be filed or furnished by the Company with the SEC on a timely basis (i) pursuant to the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”) in order to effectuate the Company’s initial public offering (the “IPO”) and (ii) pursuant to Sections 13(a) and 15(d) of the Exchange Act since the closing of the IPO (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, as such statements and reports may have been amended since the date of their filing, the “Company SEC Documents”). From the time of the initial filing of the Company’s registration statement on Form S-1 with the SEC, the Company has been and is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012. As of the date hereof, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC relating to the Company SEC Documents and none of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review.

(b) As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), each Company SEC Document complied as to form in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and except to the extent amended or superseded by a subsequent filing with the SEC prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (provided that the Company makes no representation or warranty with respect to information furnished in writing by Parent or Merger Sub specifically for inclusion or use in any such document).

(c) The audited annual consolidated financial statements and the unaudited quarterly consolidated financial statements (including, in each case, the notes thereto) of the Company included or incorporated by reference in the Company SEC Documents (i) comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in all material respects in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto) and (iii) fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods covered thereby (subject, in the case of unaudited quarterly statements, to normal and recurring year-end adjustments).

(d) Except as reflected or reserved against in the consolidated balance sheet of the Company, as of December 31, 2017, or the notes thereto, included in the Filed Company SEC Documents (such balance sheet and the notes thereto, the “Company Balance Sheet”), the Company does not have any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) other than (i) liabilities or obligations incurred in the ordinary course of business since the date of the Company Balance Sheet, (ii) liabilities that are executory performance obligations arising under Contracts to which the Company is a party (other than to the extent arising from a breach thereof by the Company), (iii) liabilities or obligations incurred in connection with the Transactions and (iv) liabilities or obligations that are not, individually or in the aggregate, material to the Company.

(e) The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Exchange Act), which (i) are designed to ensure that material information relating to the Company is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared; and (ii) are effective in all material respects to perform the functions for which they were established. From the date of the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 to the date of this Agreement, the Company’s auditors and the Company Board have not been advised of (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company is in compliance in all material respects with the applicable listing and other rules and regulations of NASDAQ. The books and records of the Company have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(f) The Company has not effected, entered into or created any securitization transaction or “off-balance sheet arrangement” (as defined in Item 303(c) or Regulation S-K under the Exchange Act).

SECTION 3.07 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading (provided that the Company makes no representation or warranty with respect to information furnished in writing by or on behalf of Parent or Merger Sub specifically for inclusion or use in any such document). The Schedule 14D-9 will comply as to form in all material respects with the requirements of the Exchange Act, except that no representation or warranty is made by the Company with respect to statements included or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein.

SECTION 3.08 Absence of Certain Changes or Events.

(a) Since the date of the Company Balance Sheet, there has not been any change, event, condition, development, circumstance, effect or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) From the date of the Company Balance Sheet to the date of this Agreement, the Company has conducted its business in the ordinary course in substantially the same manner as previously conducted, and during such period there has not been:

(i) any declaration, setting aside, accrual or payment of any dividend on, or making of any other distribution (whether in cash, stock, equity securities or property) in respect of, any of capital stock of the Company;

(ii) any split, combination or reclassification of any capital stock of the Company or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company;

(iii) except as required pursuant to the terms of any Company Benefit Plan or Company Benefit Agreement, in effect as of the date of the Company Balance Sheet, (A) any granting to any director of the Company or any employee or individual service provider of the Company of any increase in compensation, (2) any granting to any director, employee or individual service provider of the Company of any increase in severance or termination pay or (3) any entry by the Company into any employment, consulting, severance or termination agreement with any director, employee or individual service provider of the Company whose total annual compensation exceeds $150,000, other than as disclosed in the Company SEC Documents;

(iv) any change in accounting methods, principles or practices by the Company (other than any immaterial change thereto), except as may have been required (A) by GAAP (or any authoritative interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law, including Regulation S-X promulgated under the Securities Act, in each case, as agreed to by the Company’s independent public accountants;

(v) any sale, lease (as lessor), license or other disposition of (including through any “spin-off”), or pledge, encumbrance or other Lien imposed upon (other than a Permitted Lien), any properties or assets (other than Intellectual Property) that are material, individually or in the aggregate, to the Company except (i) sales or other dispositions of inventory and excess or obsolete properties or assets in the ordinary course of business and (ii) pursuant to Contracts to which the Company is a party made available to Parent and in effect prior to the date of the Company Balance Sheet;

(vi) any sale, assignment, license or transfer or disposition of any Company Intellectual Property owned by the Company that is material, individually or in the aggregate, to the Company, except for (i) non-exclusive licenses (including sublicenses) to Intellectual Property granted in the ordinary course of business, (ii) pursuant to Contracts to which the Company is a party made available to Parent and in effect prior to the date of the Company Balance Sheet, or (iii) abandonment or other disposition of any Company Registered Intellectual Property at the end of the applicable statutory term, in the ordinary course of prosecution or otherwise in the ordinary course of business;

(vii) any acquisition, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other similar manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other Person (other than the Company), with an aggregate amount of consideration paid or transferred by the Company and in excess of $250,000;

(viii) any filing of or change to a material Tax election, any change to an annual Tax accounting period or any adoption of or change to a material method of Tax accounting, any filing of an amended material Tax Return, any entry into a closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law), any settlement or compromise of a material Tax liability or refund;

(ix) any settlement or compromise of, or written offer or proposal to settle or compromise, any Proceeding involving or against the Company except for settlements or compromises of non-criminal Proceedings that (A) did not involve the payment of amounts in excess of $250,000 in the aggregate by the Company, (B) did not impose any material restriction on the business or activities of the Company or any current or future subsidiaries of the Company or Parent or its current or future subsidiaries, (C) did not involve the admission of wrongdoing by the Company, and (D) did not involve any license, cross license or similar arrangement with respect to any Intellectual Property or products of the Company; or

(x) any agreement on the part of the Company to do any of the foregoing.

SECTION 3.09 Taxes.

(a) The Company has (i) timely filed, or caused to be timely filed, taking into account any extensions of time within which to file, all material Tax Returns required to have been filed by or with respect to it and all such Tax Returns are true and complete in all material respects, and (ii) paid, or caused to be paid, in full on a timely basis all material Taxes imposed on or required to be paid by or with respect to the Company, whether or not shown as due on any such Tax Returns, including any material Taxes required to be withheld, collected or deposited by or with respect to the Company.

(b) (i) No deficiency for any material Tax has been asserted or assessed by a taxing authority in writing against the Company which deficiency has not been paid, settled or withdrawn or is not being contested in good faith in appropriate Proceedings and (ii) no audit, examination, investigation, inquiry or other proceeding in respect of any material Taxes or material Tax Returns of the Company has been proposed or threatened in writing.

(c) The Company has complied in all material respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to any employee, creditor, independent contractor, stockholder, or other third party.

(d) The Company has no liability for the Taxes of any other Person pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), by reason of having been a member of an affiliated, consolidated, combined, unitary, group relief or similar Tax group, or as a transferee or successor, by contract or otherwise. The Company is not and has never been a member of an affiliated group filing a consolidated U.S. federal income Tax Return.

(e) The Company has not received written notice of any claim made by a Tax Authority in a jurisdiction where the Company does not file a Tax Return that the Company is subject to taxation by that jurisdiction. The Company has not extended (which extension remains outstanding), and there are no outstanding requests, agreements, consents or waivers to extend, the statutory period of limitations applicable to the assessment of any material Taxes or material Tax deficiencies against the Company, other than pursuant to automatic extensions of time to file Tax Returns obtained in the ordinary course of business.

(f) The Company is not a party to, bound by or subject to any (i) Tax sharing, Tax allocation or Tax indemnification agreement that would have a continuing effect after the Merger Closing Date (other than such agreements or arrangements with third parties made in the ordinary course of business, the primary subject matter of which is not Tax), (ii) closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law), which agreement will be binding on the Company after the Merger Closing Date or (iii) private letter ruling of the Internal Revenue Service or comparable ruling of any Tax Authority.

(g) Within the past two years, the Company has not been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(h) The Company has not been a party to or participated in a transaction that constitutes a “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state or local Law).

(i) The Company has not been, and will not be, a United States real property holding company within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j) The Company will not be required to include any material amounts of income in, or exclude any material item of deduction from, taxable income for any period (or portion thereof) ending after the Merger Closing Date as a result of: (i) a change in method of accounting made prior to the Merger Closing; (ii) closing agreement, advance pricing agreement or other agreement with any Tax Authority relating to Taxes entered into prior to the Merger Closing; (iii) an installment sale or open transaction disposition entered into on or prior to the Merger Closing; (iv) a prepaid amount received prior to the Merger Closing; or (v) an election under Section 108(i) of the Code.

(k) For purposes of this Agreement:

(i) “Tax Authority” means any Governmental Entity responsible for the imposition, collection, or administration of any Tax.

(ii) “Tax Return” means all Tax returns, declarations, statements, reports, schedules, forms and information returns relating to Taxes, and any amendment thereof, filed or required to be filed with any Tax Authority.

(iii) “Taxes” means all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

SECTION 3.10 Labor Relations.

(a) There are no collective bargaining or similar labor union agreements to which the Company is a party or by which the Company is bound. None of the employees of the Company is represented by any union with respect to his or her employment by the Company. The Company has not experienced any material labor disputes, strikes, work stoppages, slowdowns, lockouts or union organization attempts concerning any employees of the Company. There is no unfair labor practice charge or complaint or other Proceeding presently pending or, to the knowledge of the Company, threatened against the Company before the National Labor Relations Board or any equivalent state or local Governmental Entity, in each case, that has resulted in, or would reasonably be expected to result in, individually or in the aggregate, a material liability to the Company. Except as would not individually or in the aggregate be expected to result in a material liability to the Company, the Company has not failed to comply with any applicable Laws relating to labor and employment, including those relating to wages, hours, benefits, labor and the Immigration and Nationality Act, 8 U.S.C. Sections 1101 et seq. and its implementing regulations.

(b) Section 3.10(b) of the Company Disclosure Letter sets forth a true and complete list of (i) the name of each officer and employee of the Company, (ii) each other individual who has accepted an offer of employment made by the Company but whose employment has not yet commenced, and (iii) the names of each other individual to whom an offer of employment is outstanding by the Company, in each case, on the date of this Agreement, together with each such individual’s actual or offered position or function, date of hire, seniority recognized to the extent preceding hire dates, status as active or non-active and as a U.S. citizen or lawful permanent resident. The employee census made available to the Parent in the electronic data room as of the date of this Agreement is true and complete in all material respects.

(c) All employees are employed on an “at-will” basis and their employment can be terminated at any time for any reason without any material amounts being owed to such individual other than with respect to wages accrued before termination. The relationships with all individuals who act on their own as contractors or as other service providers can be terminated for any reason with no greater than 30 days’ prior written notice, without any amounts being owed to such individuals, other than with respect to compensation or payments accrued before the notice of termination. No employee is on disability or other leave of absence, other than short term absences of less than three weeks. The Company has not sponsored any employee for, or otherwise knowingly engaged any employee working pursuant to, a non-immigrant visa.

(d) Except as would not individually or in the aggregate be expected to result in a material liability to the Company, all individuals who perform services for the Company and who have been classified as other than employees have been properly classified. All employees of the Company are employed in the United States, and none of the written terms and conditions of their employment provide for the application of the Law of any jurisdiction other than the United States.

(e) The Company has made available to Parent complete and accurate copy of each personnel policy and written personnel rule or procedure generally applicable to employees of the Company.

SECTION 3.11 Employee Benefits.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Company Benefit Plan and material Company Benefit Agreement.

(b) With respect to each material Company Benefit Plan and material Company Benefit Agreement, the Company has made available to Parent true and complete copies of (i) such material Company Benefit Plan or material Company Benefit Agreement, including any amendment thereto (or, in either case, with respect to any unwritten material Company Benefit Plan or material Company Benefit Agreement, a written description thereof), (ii) each trust, insurance, annuity or other funding Contract to which the Company is a party with respect thereto, (iii) a current Internal Revenue Service opinion or favorable determination letter related thereto (if any), (iv) the current summary plan description and any material modifications thereto, if any, or any written summary provided to participants with respect to any plan for which no summary plan description exists, and (v) the most recent annual report on Form 5500 required to be filed with the Internal Revenue Service with respect thereto (if any).

(c) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a material liability to the Company, (i) each Company Benefit Plan has been administered in accordance with its terms and is in compliance with all applicable Laws, including applicable provisions of ERISA and the Code, (ii) there are no pending audits or investigations by any Governmental Entity involving any Company Benefit Plan, and (iii) there are no threatened or pending claims (except for individual claims for benefits payable in the normal course of operation), suits or proceedings involving any Company Benefit Plan, any fiduciary thereof or any service provider thereto.

(d) Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code (or qualified or registered under any comparable provision under applicable foreign Law) has received a favorable determination letter as to such qualification or registration from the Internal Revenue Service (or any comparable Governmental Entity), and no event has occurred, either by reason of any action or failure to act, that would reasonably be expected to cause the loss of any such qualification, registration or tax-exempt status, except where such loss of qualification, registration or tax-exempt status has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a material liability to the Company.

(e) Neither the Company nor any Commonly Controlled Entity has sponsored, maintained, contributed to or been required to maintain or contribute to, or has any liability under or with respect to, (i) any Company Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit plan, (ii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA or (iii) a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(f) The Company has no liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company other than for continuation coverage required under Section 4980B(f) of the Code or any state Laws.

(g) Neither the execution of this Agreement nor the consummation of the Offer, the Merger or any other Transaction (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any current or former director, officer, employee or individual service provider of the Company to any new type of compensation or benefit or any increase in the amount of any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefit or trigger any other obligation under any Company Benefit Plan or Company Benefit Agreement, (iii) result in any material violation of, or default under, any Company Benefit Plan or Company Benefit Agreement, (iv) limit or restrict the right of the Company to merge, amend or terminate any Company Benefit Plan, or (v) except as disclosed on Section 3.11(g) of the Company Disclosure Letter, result in payment or provision of any amount (whether in cash or property or the vesting of property) to any current or former director, officer, employee or consultant of the Company under any Company Benefit Plan or Company Benefit Agreement that would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code.

(h) The Company is not a party to, and is not otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).

(i) Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) of the Company has been operated in compliance with Section 409A of the Code, the applicable proposed and final regulations thereunder, and any applicable Internal Revenue Service guidance, in all material respects.

(j) For purposes of this Agreement:

(i) “Commonly Controlled Entity” means any Person that, together with the Company, is, or was at the relevant time, treated as a single employer under Section 414 of the Code or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(ii) “Company Benefit Agreement” means each employment, consulting, indemnification, severance, retention, change in control or termination agreement or arrangement between the Company, on the one hand, and any current or former employee, officer, director or individual service provider of the Company, on the other hand (but excluding any Company Benefit Plans), other than any agreement or arrangement mandated by applicable Law.

(iii) “Company Benefit Plan” means each bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity-based compensation, vacation, severance, change in control, disability, death benefit, hospitalization, medical, fringe benefit or other employee benefits plan, policy, program, arrangement or understanding, in each case sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any Commonly Controlled Entity for the benefit of any current or former director, officer or employee of the Company, other than (A) any “multiemployer plan” (within the meaning of Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) or (B) any plan, policy, program, arrangement or understanding mandated by applicable Law.

SECTION 3.12 Property. The Company does not own, and has never owned, any real property. Except as would not reasonably be expected to, individually or in the aggregate, result in a material liability to the Company, the Company (a) has a good and valid leasehold interest in each real property lease, free and clear of all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”), except (i) Liens for Taxes that are not due and payable or that may thereafter be paid without interest or penalty, (ii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (iii) zoning, building and other similar codes and regulations and (iv) Liens (other than Permitted Liens), (b) has complied with, and to the knowledge of the Company each other party has complied with, the terms of all real property leases to which they are parties and under which they are in occupancy that are reflected in the Company Balance Sheet (other than leases that expired and were not renewed in the ordinary course of business) or were executed after the date thereof that are material to the business of the Company, and all such real property leases are in full force and effect, subject to the application of any bankruptcy or other creditor’s rights laws, and (c) is not in breach or default under any such real property leases, and to the knowledge of the Company, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default under such real property leases.

SECTION 3.13 Contracts.

(a) Except for this Agreement and the Contracts disclosed in and filed as exhibits to the Filed Company SEC Documents, Section 3.13(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, and the Company has made available to Parent true and complete copies, of:

(i) each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) each non-competition or other Contract to which the Company is a party that (A) materially restricts the ability of the Company or its affiliates, including following the Offer Closing Date, Parent and its affiliates (other than in the case of Parent and its affiliates, due to the operation of Contracts to which Parent or any of its affiliates is a party prior to the Offer Closing Date) following the Merger Closing, to compete in any business or with any Person in any geographical area, (B) requires the Company or its affiliates, including following the Offer Closing Date, Parent and its affiliates (other than in the case of Parent and its affiliates, due to the operation of Contracts to which Parent or any of its affiliates is a party prior to the Offer Closing Date) following the Merger Closing, to conduct any business on a “most favored nations” basis with any third party, (C) grants a third party development rights or marketing or distribution rights relating to any Company Product, (D) requires the Company to purchase a minimum quantity of goods or supplies relating to any Company Product in favor of any third party, or (E) provides for “exclusivity” or any similar requirement in favor of any third party;

(iii) each Contract under which the Company (A) licenses or has licensed, is assigned, granted, or provided, or otherwise receives or is conveyed, any right in (including a right to receive a license or be free from suit), any material Intellectual Property from or to any third party, and (B) develops any material Intellectual Property, itself or through a third party, except, in each case, for (i) off-the-shelf, commercially available and/or “shrink-wrap” agreements at a cost of not more than $50,000 in the aggregate, and (ii) non-disclosure agreements; in each of cases (i)-(ii) in the ordinary course of business;

(iv) each Contract to which the Company is a party with any academic institution, research center or Governmental Entity that provides for (or is reasonably likely to require) the provision of funding to the Company for research and development activities involving the creation of any material Intellectual Property in excess of $100,000;

(v) other than any Company Benefit Agreement or Company Benefit Plan, each Contract to which the Company is a party that provides for annual binding or guaranteed minimum payments or receipts in excess of $250,000;

(vi) each Contract to which the Company is a party relating to indebtedness for borrowed money or any financial guaranty;

(vii) each Contract to which the Company is a party involving in excess of $250,000 that provides for the acquisition or disposition of any assets or any businesses (whether by merger, sale of stock, sale of assets or otherwise) that (A) has not yet been consummated or (B) has outstanding any purchase price adjustment, “earn-out”, material indemnification, payment or similar obligations on the part of the Company;

(viii) each Contract to which the Company is a party pursuant to which the Company has continuing guarantee, “earn-out” or other contingent payment obligations (other than indemnification or performance guarantee obligations provided for in the ordinary course of business consistent with past practice), including (A) milestone or similar payments, including upon the achievement of regulatory or commercial milestones or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company, in each case that could result in payments in excess of $250,000;

(ix) each Contract to which the Company is a party that obligates the Company to make any capital commitment, loan or expenditure in an amount in excess of $250,000;

(x) each Contract to which the Company is a party, other than with respect to any partnership that is wholly owned by the Company, that relates to the formation, creation, operation, management or control of any legal partnership or any joint venture entity pursuant to which the Company has an obligation (contingent or otherwise) to make a material investment in or material extension of credit to any Person;

(xi) each Contract between the Company and any Governmental Entity;

(xii) each stockholders’, investors rights’, registration rights or similar Contract to which the Company is a party (excluding Contracts governing Company Options or participation in the ESPP);

(xiii) each Contract (including all amendments, extensions and renewals with respect thereto) pursuant to which the Company leases or subleases any material real property; and

(xiv) each Contract with or binding upon the Company or any of its properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Each such Contract described in clauses (i) through (xiv) above is referred to herein as a “Material Contract”.

(b) Each of the Material Contracts is valid, binding and enforceable (except as such enforceability may be limited by the Bankruptcy, Equity and Indemnity Exception) on the Company and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid, binding or enforceable or to be in full force and effect as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no material default under any Material Contract by the Company or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a material default thereunder by the Company or, to the knowledge of the Company, any other party thereto.

SECTION 3.14 Litigation. There is no claim, suit, action, arbitration, investigation or proceeding (each, a “Proceeding”) pending or, to the knowledge of the Company threatened against the Company, that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, nor is there any Judgment outstanding against the Company that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.15 Compliance with Laws.

(a) The Company is, and since January 1, 2013 has been, in compliance with all Judgments and Laws applicable to its business or operations, except for instances of noncompliance that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has, and since January 1, 2013 has had, in effect all approvals, authorizations, certificates, registrations, licenses, exemptions, permits and consents of Governmental Entities (collectively, “Authorizations”) necessary for it to conduct its business as presently conducted, and all such Authorizations are in full force and effect, except for such Authorizations the absence of which, or the failure of which to be in full force and effect, have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. This Section 3.15 does not relate to Taxes, which are the subject of Section 3.09 or employee benefit matters, which are the subject of Section 3.11, or environmental matters, which are the subject of Section 3.17.

(b) Except as would not individually or in the aggregate be expected to result in a material liability to the Company, the Company has not, and, to the knowledge of the Company, none of the directors, officers, employees, agents or other Persons acting on behalf of the Company has, in the course of its actions for, or on behalf of, the Company: (i) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity, (ii) made any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977 or any other applicable anti-bribery, anti-corruption, anti-money laundering, record keeping and internal control Laws, including but not limited to any such Laws that prohibit private commercial bribery, as amended, or (iv) made any other unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee. Since January 1, 2013 to the date of this Agreement, the Company has not received any written communication that alleges any of the foregoing.

SECTION 3.16 Regulatory Matters

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, and the Company has made available to Parent true and complete copies of, all Regulatory Authorizations from the FDA, EMA and all other applicable Regulatory Authorities held by the Company relating to the Company Products and/or necessary to conduct its business as presently conducted. All such Regulatory Authorizations are (i) in full force and effect, (ii) validly registered and on file with applicable Regulatory Authorities, (iii) in compliance with all formal filing and maintenance requirements, and (iv) in good standing, valid and enforceable. The Company has fulfilled and performed all of its material obligations with respect to such Regulatory Authorizations, and no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (x) the Company has filed, maintained or furnished with the applicable Regulatory Authorities all required filings, declarations, listings, registrations, submissions, amendments, modifications, notices and responses to notices, applications and supplemental applications, reports (including all adverse event/experience reports) and other information (collectively, the “Health Care Submissions”) with the FDA, EMA and all other applicable Regulatory Authorities and (y) all such Health Care Submissions were complete and accurate and in compliance with applicable Health Laws when filed (or were corrected or completed in a subsequent filing).

(b) (i) The Company is in material compliance with all applicable Health Laws that affect the business, Company Products, properties, assets and activities of the Company, (ii) as of the date of this Agreement the Company has not received any written notice or other communication from any Regulatory Authority (A) withdrawing or placing any of the Company Products on “clinical hold” or requiring the termination or suspension or investigation of any pre-clinical studies or clinical trials of the Company Products or (B) alleging any material violation of any Health Law and (iii) there are no investigations, suits, claims, actions or proceedings pending, or to the knowledge of the Company, threatened against the Company with respect to any of the Company Products or alleging any violation by the Company or the Company Products of any such Health Law.

(c) All pre-clinical studies and clinical trials conducted or being conducted with respect to the Company Products by or at the direction of the Company have been and are being conducted in material compliance with the required experimental protocols, procedures and controls, and all applicable Laws, including the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 312, all applicable requirements of Good Laboratory Practices and Good Clinical Practices and any other applicable regulations that relate to the proper conduct of clinical studies and requirements relating to the protection of human subjects and applicable Laws governing the privacy of patient medical records and other personal information and data. (i) No clinical trial conducted by or, on behalf of, the Company has been terminated or suspended by any Regulatory Authority and (ii) the Company has not received any notifications or other communications from any institutional review board, ethics committee or safety monitoring committee raising any issues, including from any Regulatory Authority in any jurisdiction that requires or would require the termination or suspension or investigation, or place a clinical hold order on or otherwise delay or materially restrict any clinical studies proposed or currently conducted by, or on behalf of, the Company, or in which the Company has participated and, to knowledge of the Company, no such action has been threatened against the Company. With respect to each Company Product, the Company has made available to Parent complete and accurate copies of all material clinical and preclinical data in the possession of the Company and all material written correspondence that exists as of the date of this Agreement between the Company and the applicable Regulatory Authorities.

(d) All manufacture of the Company Products, including any clinical supplies used in any clinical trials, by or on behalf of the Company has been conducted in all material respects in compliance with the applicable specifications and requirements of Good Manufacturing Practices and applicable Law. Neither the Company nor, to the knowledge of the Company, any person acting on its behalf has, with respect to any Company Product, (i) been subject to a Regulatory Authority shutdown or import or export prohibition or (ii) received any FDA Form 483, or other Regulatory Authority notice of inspectional observations, “warning letters,” “untitled letters” or written requests or requirements to make any change to any Company Product or any of the Company’s processes or procedures, or any similar correspondence from any Regulatory Authority in respect of the Company or its business operations alleging or asserting noncompliance with any applicable Law, permit or any such requests or requirements of a Regulatory Authority and, to the knowledge of the Company, no Regulatory Authority is considering such action.

(e) None of the Company or any of its officers, employees or agents, or, to the knowledge of the Company, any clinical investigator acting for the Company, has (i) made an untrue statement of a material fact or fraudulent statement to any Regulatory Authority or any other Governmental Entity, including the Centers for Medicare and Medicaid Services, the U.S. Department of Health and Human Services, HHS Office of Inspector General or the Center for Medicare and Medicaid Innovation, (ii) failed to disclose a material fact required to be disclosed to any Regulatory Authority or any other Governmental Entity, including the Centers for Medicare and Medicaid Services, the U.S. Department of Health and Human Services, HHS Office of Inspector General or the Center for Medicare and Medicaid Innovation, or (iii) committed an act, made a statement, or failed to make a statement, including with respect to any scientific data or information, that, at the time such disclosure was made or failure to disclose occurred, would reasonably be expected to provide a basis for the FDA or any other Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991), and any amendments thereto, or any similar policy or any other statute or regulation regarding the communication or submission of false information to any applicable Regulatory Authority or Governmental Entity. The Company has not committed or engaged in any fraud or falsification or forgery of any research or development data, report, studies or publications or of any document or statement voluntarily submitted or required to be submitted to any Regulatory Authority or any other Governmental Entity, including the Centers for Medicare and Medicaid Services, the U.S. Department of Health and Human Services, HHS Office of Inspector General or the Center for Medicare and Medicaid Innovation. None of the Company or any of its officers, employees, agents or, to the knowledge of the Company, any clinical investigator acting for the Company, is or has been convicted of any crime or engaged in any conduct that has resulted in, or would reasonably be expected to result in, debarment from participation in any program related to pharmaceutical products pursuant to 21 U.S.C. Section 335a (a) or (b) or exclusion from participation in any federal health care program pursuant to 42 U.S.C. Section 1320a-7.

(f) No Company Product that is or has been manufactured, tested, distributed, held or marketed by or on behalf of the Company has been, recalled, withdrawn or suspended (whether voluntarily or otherwise) or, to the Company’s knowledge, has been adulterated or misbranded. No proceedings (whether complete or pending) seeking the recall, withdrawal, suspension or seizure of any such Company Product or pre-market approvals or marketing authorizations are pending or, to the knowledge of the Company, threatened against the Company, nor have any such proceedings been pending at any time. The Company has made available to Parent all information about adverse drug experiences obtained or otherwise received by the Company from any source, in the United States or outside of the United States as of the date of this Agreement, including information derived from clinical investigations, surveillance studies or registries, reports in the scientific literature and unpublished scientific papers relating to any Company Product that is or has been manufactured, tested, distributed, held or marketed by or on behalf of the Company or any of its licensors or licensees in the possession of the Company (or to which it has access). In addition, the Company has filed all annual and periodic reports, amendments and safety reports required for any Company Product required to be made to any Regulatory Authority.

(g) The Company has complied in all material respects with all applicable security and privacy standards regarding protection of health information under (i) the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their implementing regulations and agency guidance, (ii) Directive 95/46/EC governing processing, use and exchanges of personal data including health-related personal data as transposed into the domestic laws of the Member States of the European Union, and its replacement Regulation (EU) 2016/679 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data that will be applicable May 25, 2018, and (iii) any other applicable state or foreign privacy Laws.

SECTION 3.17 Environmental Matters

(a) Except for matters that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company is in compliance with all applicable Environmental Laws, (ii) the Company possesses and is in compliance with all Authorizations required under applicable Environmental Laws for it to conduct its business as presently conducted, (iii) since January 1, 2017, the Company has not been subject to a material Judgment or Proceeding pursuant to any applicable Environmental Law, and (iv) since January 1, 2017, the Company has not received any written notice alleging that the Company is in violation of any applicable Environmental Law.

(b) For purposes of this Agreement, “Environmental Law” means any Law, Judgment, consent, approval, order or authorization, permit or other legal requirement of any Governmental Entity, including controlling common law, relating to (a) the protection, investigation or restoration of the environment, human health and safety, or natural resources or (b) the handling, use, storage, treatment, transport, disposal, Release or threatened Release of any Hazardous Substance.

(c) For purposes of this Agreement, “Hazardous Substance” means any pollutant, contaminant, hazardous substance, hazardous material, hazardous waste or petroleum products, and any other chemical waste, substance or material listed in or regulated or identified in any Environmental Law.

(d) For purposes of this Agreement, “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching, migration, or other movement or presence in, into or through the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or at or from any property.

SECTION 3.18 Intellectual Property

(a) Section 3.18(a) of the Company Disclosure Letter sets forth a true, complete and correct list, as of the date of this Agreement, of any of the following Intellectual Property that is owned or purported to be owned by the Company: (i) registered Patents and pending applications for Patents, (ii) registered Trademarks and applications for registration of Trademarks, (iii) Internet domain names, and (iv) registered Copyrights and pending applications for registration of Copyrights (the Intellectual Property referred to in clause (i) through (iv), collectively, the “Company Registered Intellectual Property”). Except for matters that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (x) all of the Company Registered Intellectual Property is subsisting and in full force and effect and (y) all necessary registration, maintenance, renewal and other relevant filing fees due through the date of this Agreement have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant Patent, Trademark, Copyright, domain name, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining such Company Registered Intellectual Property in full force and effect.

(b) The Company is the sole and exclusive owner of, or has a license, sublicense or otherwise possesses legally enforceable rights to use all Intellectual Property used in or necessary to the conduct of its business as presently conducted by Company (the “Company Intellectual Property”), free and clear of all Liens (other than Permitted Liens). For the avoidance of doubt, to the extent that the Company has been granted exclusive licenses to Patents owned by a third party, such licenses are Material Contracts and the Company has made available to Parent copies of all such licenses, including any amendments thereto. No third party has any joint ownership in any inventions claimed by any issued Patents or pending claims in any applications for Patents included in the Company Registered Intellectual Property.

(c) The Company has diligently prepared or is diligently preparing to file patent applications for all potentially patentable inventions within the Company Intellectual Property owned or purportedly owned by the Company, except, where in the exercise of reasonable business judgment, the Company has decided not to file or has decided to defer filing, a patent application on a potentially patentable invention. Except for such non-compliance that, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company has complied with all Laws regarding the duty of disclosure, candor and good faith in connection with each Patent included in the Company Registered Intellectual Property. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no public disclosure bar by the Company has occurred or on-sale bar by the Company has arisen which has rendered or would reasonably be expected to render any Patent contained in the Company Registered Intellectual Property unenforceable or unpatentable.

(d) To the knowledge of the Company, (i) the conduct of the business of the Company as presently conducted has not infringed, misappropriated or otherwise violated, and is not infringing, misappropriating or otherwise violating any Intellectual Property rights of any third party, and (ii) no third party has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating any of the Company Registered Intellectual Property or other material Company Intellectual Property owned or purported to be owned by the Company and no such claims have been made against any third party by the Company; except, in each case (clauses (i) and (ii)), for infringements and other violations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Except as set forth in Section 3.18(e) of the Company Disclosure Letter, as of the date of this Agreement, there is no action pending, or, to the knowledge of the Company, threatened, against the Company (other than, for clarity, office actions initiated by the U.S. Patent and Trademark Office or any foreign equivalent), and, the Company has not received any written notice from any Person since January 1, 2015, in each case, pursuant to which any Person is (i) alleging that the conduct of the business of the Company as presently conducted is infringing, misappropriating or otherwise violating any Intellectual Property rights of any third party, or (ii) contesting the use, ownership, validity or enforceability of any of the Company Intellectual Property owned or purported to be owned by the Company; except, in each case (clauses (i) and (ii)), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. None of the material Company Intellectual Property owned or purported to be owned by the Company is subject in any material respect to any pending or outstanding Judgment that adversely restricts the use, transfer or registration of, or adversely affects the validly or enforceability of, any such Company Intellectual Property.

(f) No past or present director, officer or employee of the Company owns (or has any claim, or any right (whether or not currently exercisable) to any ownership interest, in or to) any Company Intellectual Property owned or purported to be owned by the Company. The Company has executed valid and enforceable written agreements with each of its past and present directors, officers, employees, consultants and independent contractors who are engaged in creating or developing for the Company any material Company Intellectual Property in the course of such Person’s employment or retention thereby, pursuant to which such Person has (i) agreed to hold all confidential information of the Company in confidence and (ii) presently assigned to the Company all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for the Company in the course of such Person’s employment or retention thereby. There is no material uncured breach by either party under any such agreement.

(g) The Company has taken commercially reasonable steps to maintain the secrecy and confidentiality of all material Trade Secrets included in the Company Intellectual Property owned or purported to be owned by the Company. No Trade Secret that is material to the business of the Company as presently conducted has been authorized to be disclosed, or, to the knowledge of the Company, has been disclosed to any of the Company’s past or present employees or any third person, other than pursuant to a non-disclosure agreement restricting the disclosure and use of such Trade Secret.

(h) No funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been or is being used in any material respect to create, in whole or in part, any material Company Intellectual Property, except for any such funding or use of facilities or personnel that does not result in such Governmental Entity or educational institution obtaining ownership of, or use rights to (except for use rights during the term of the applicable agreement between the Company and such Governmental Entity), Company Intellectual Property owned or purported to be owned by the Company, or does not require or otherwise obligate the Company to grant or offer to any such Governmental Entity or educational institution any license or other right to such Company Intellectual Property owned or purported to be owned by the Company (except for use rights during the term of the applicable agreement between the Company and such Governmental Entity). No current or former employee, consultant or independent contractor of the Company who contributed to the creation or development of the Company Intellectual Property owned or purported to be owned by the Company has to the knowledge of the Company performed services for a Governmental Entity or any university, college, research institute or other educational institution related to the Company’s business as presently conducted during a period of time during which such employee, consultant or independent contractor was also performing services for the Company.

(i) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the computer systems, including the software, firmware, hardware, networks, interfaces, platforms and related systems, owned, leased or licensed by the Company (collectively, the “Company Systems”) are sufficient for the conduct of its business as presently conducted by Company, (ii) in the last 12 months prior to the date of this Agreement, there have been no failures, breakdowns, continued substandard performance or other adverse events affecting any such Company Systems that have caused or could reasonably be expected to result in the substantial disruption or interruption in or to the use of such Company Systems or the conduct of the business of the Company as presently conducted, and (iii) to the knowledge of the Company, in the 12 months prior to the date of this Agreement, there have not been any incidents of unauthorized access or other security breaches of the Company Systems.

(j) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the execution and delivery of this Agreement by the Company and the consummation of the Transactions will not (i) result in the breach of, or create on behalf of any third party the right to terminate or modify (x) any agreement relating to any Company Intellectual Property owned or purported to be owned by or exclusively licensed to the Company or (y) any agreement as to which the Company is a party and pursuant to which the Company is authorized to use any Intellectual Property of any third party that is material to the business of the Company as presently conducted, excluding in each case generally commercially available, off-the-shelf software programs available at a cost of not more than $50,000 in aggregate; (ii) result in or require the grant, assignment or transfer to any other Person (other than Parent, Merger Sub or any of their respective affiliates) of any license or other right or interest under, to or in any of the Company Intellectual Property owned or purported to be owned by or exclusively licensed to the Company or any of the Intellectual Property of Parent, Merger Sub or any of their respective affiliates; or (iii) cause a material loss or impairment of any Company Intellectual Property.

(k) Other than as set forth in Section 3.08 and Section 3.13, this Section 3.18 contains the sole and exclusive representations and warranties of the Company with respect to Intellectual Property and other proprietary rights matters.

SECTION 3.19 Insurance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all insurance policies of the Company are in full force and effect, except for any expiration thereof in accordance with the terms thereof, (ii) the Company is not in default under any such insurance policy and (iii) no written notice of cancelation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals.

SECTION 3.20 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Centerview Partners LLC, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Offer, the Merger and the other Transactions based upon arrangements made by or on behalf of the Company or any of its affiliates.

SECTION 3.21 No Rights Agreement; Anti-Takeover Provisions. As of the date of this Agreement, the Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. The Company Board has taken all action necessary to render Section 203 of the DGCL and any other takeover, anti-takeover, moratorium, “fair price,” “control share,” or similar Law inapplicable to the Offer, the Tender and Support Agreements and

the Merger. Assuming the accuracy of the representations and warranties set forth in Section 4.08, no restrictions of any other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Laws (each, a “Takeover Law”) apply or will apply to the Company pursuant to this Agreement or the Transactions.

SECTION 3.22 Opinion of Financial Advisor. The Board of Directors has received a written opinion of Centerview Partners LLC, financial advisor to the Company, that, as of the date of such written opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in preparing such opinion as set forth therein, the per share consideration to be paid in the Offer and the Merger to the holders of Company Common Stock (other than shares of Company Common Stock owned by Parent, Merger Sub or the Company or any affiliate thereof, or Appraisal Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company will make available to Parent solely for informational purposes and on a non-reliance basis, a signed copy of such opinion as soon as possible on or after the date of this Agreement.

SECTION 3.23 No Vote Required. Assuming the Transactions are consummated in accordance with Section 251(h) of the DGCL and assuming the accuracy of the representations and warranties set forth in Section 4.08, no stockholder votes or consents are needed to authorize this Agreement or for consummation of the Transactions.

SECTION 3.24 Affiliate Transactions. No present or former officer or director of the Company or any Person owning 5% or more of the Company Common Stock, and no family member of any such natural Person, is a party to any Contract with or binding upon the Company or any of its properties or assets, or has any material interest in any property owned, leased or occupied by the Company, or has engaged in any material transaction with any of the foregoing within the 12 months preceding the date of this Agreement other than (a) compensation of directors and executive officers of the Company in the ordinary course and (b) equity interests granted to directors and executive officers of the Company.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

SECTION 4.01 Organization, Standing and Power. Each of Parent and Merger Sub is duly organized or formed, as applicable, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction) and has full corporate power and authority to conduct its businesses as presently conducted.

SECTION 4.02 Merger Sub.

(a) Merger Sub was formed solely for the purpose of entering into the Transactions, and since the date of its incorporation, Merger Sub has not carried on any business, conducted any operations or incurred any liabilities or obligations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(b) The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly or indirectly by Parent free and clear of any Lien.

SECTION 4.03 Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, subject, in the case of the Merger, to the adoption of this Agreement by Parent, as sole stockholder of Merger Sub (which shall occur immediately following the execution of this Agreement). The execution and delivery by each of Parent and Merger Sub of this Agreement and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject, in the case of the Merger, to the adoption of this Agreement by Parent, as sole stockholder of Merger Sub (which shall occur immediately following the execution of this Agreement). Neither the approval and adoption of this Agreement nor the consummation of the Offer, the Merger or the other Transactions requires any approval of the stockholders of Parent. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (subject to Bankruptcy, Equity and Indemnity Exception).

SECTION 4.04 No Conflicts; Consents

(a) The execution and delivery by each of Parent and Merger Sub of this Agreement do not, and the consummation of the Offer, the Merger and the other Transactions and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, any provision of (i) the organizational documents of Parent, Merger Sub or any of Parent’s subsidiaries, (ii) any Contract to which Parent or any of its subsidiaries is party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.04(b), any Judgment or Law applicable to Parent or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) No Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to Parent or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the HSR Act, (ii) the applicable requirements of Foreign Antitrust Laws, (iii) the filing with the SEC of (A) the Offer Documents and (B) such reports under the Exchange Act, as may be required in connection with this Agreement, the Offer, the Merger and the other Transactions, (iv) the filing of the Certificate of Merger with the Secretary of the State of Delaware, (v) compliance with the rules and regulations of any national security exchange on which securities of Parent or the Company are listed and (v) such other items that the failure of which to obtain or make would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 4.05 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Parent or Merger Sub with respect to statements included or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein.

SECTION 4.06 Brokers. No broker, investment banker, financial advisor or other Person, other than Credit Suisse, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Offer, the Merger and the other Transactions based upon arrangements made by or on behalf of Parent or any of its affiliates, directors, officers or employees.

SECTION 4.07 Litigation. There is no Proceeding pending or, to the knowledge of Parent, threatened against Parent or any subsidiary of Parent that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect, nor is there any Judgment outstanding against Parent or any subsidiary of Parent that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 4.08 Ownership of Company Common Stock. Other than as a result of this Agreement, none of Parent, Merger Sub or any of their respective “affiliates” or “associates” is, or has been at any time during the last three years, an “interested stockholder” of the Company (in each case, as such quoted terms are defined under Section 203 of the DGCL). As of the date hereof, Parent, Merger Sub and its affiliates collectively own no shares of Company Common Stock directly (other than through passive investments, pension or employee benefit plans or trusts for Parent’s or its affiliates’ employees, or limited partnership funds, mutual funds or similar entities that Parent has invested in, in all cases that Parent and its affiliates do not directly or indirectly control the management or policies thereof). Merger Sub does not own any shares of Company Common Stock.

SECTION 4.09 Available Funds. Parent has funds available sufficient to consummate the Offer, the Merger and the other Transactions on the terms contemplated by this Agreement and, at the expiration of the Offer and the Effective Time, Parent will have, and will cause Merger Sub to have available all of the funds necessary for the acquisition of all shares of Company Common Stock pursuant to the Offer and the Merger, as the case may be, to pay all fees and expenses in connection therewith, to make payments pursuant to Section 2.10 and to perform their respective obligations under this Agreement. Parent and Merger Sub acknowledge and agree that their obligations hereunder are not subject to any conditions regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing for the consummation of the Transactions.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 5.01 Conduct of Business of the Company. Except for matters set forth in Section 5.01 of the Company Disclosure Letter or otherwise expressly permitted or required by this Agreement or required by applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), from the date of this Agreement to the earlier of the Offer Closing Date or the termination of this Agreement in accordance with its terms, the Company shall conduct its business in the ordinary course and, use commercially reasonable efforts to (x) preserve intact its present business organization, (y) keep available the services of its present executive officers and key employees and (z) preserve its present relationships and goodwill with customers, suppliers, licensors, licensees, distributors, contractors, partners and others having material business dealings with it. In addition, except for matters set forth in Section 5.01 of the Company Disclosure Letter or otherwise expressly permitted or required by this Agreement or required by applicable Law, from the date of this Agreement to the earlier of the Offer Closing Date or the termination of this Agreement in accordance with its terms, the Company shall not do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) enter into any new material line of business or enter into any agreement, arrangement or commitment that materially limits or otherwise restricts the Company or its affiliates, including following the Offer Closing Date, Parent and its affiliates (other than in the case of Parent and its affiliates, due to the operation of Parent’s or its affiliates’ own Contracts) following the Merger Closing, from time to time from engaging or competing in any line of business or in any geographic area or otherwise enter into any agreements, arrangements or commitments imposing material restrictions on its assets, operations or business;

(b) (i) declare, set aside, establish a record date in respect of, accrue or pay any dividends on, or make any other distributions (whether in cash, stock, equity securities or property) in respect of, any of its capital stock, other than dividends and distributions of cash by a direct or indirect wholly owned subsidiary of the Company to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) repurchase, redeem, offer to redeem or otherwise acquire, directly or indirectly any shares of capital stock of the Company or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire any such shares of capital stock, except (A) for acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of Company Stock Options, (B) for the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans and (C) for the acquisition by the Company of Company Stock Options in connection with the forfeiture of such awards, in each case in accordance with their terms;

(c) issue, grant, deliver, sell, authorize, pledge or otherwise encumber any shares of its capital stock or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire such shares, any Voting Company Debt or any other rights that give any person the right to receive any economic interest of a nature accruing to the holders of Company Common Stock, other than issuances of Company Common Stock upon the exercise of Company Stock Options in accordance with their terms;

(d) amend its certificate of incorporation, Bylaws or other comparable organizational documents (except for immaterial or ministerial amendments);

(e) form any subsidiary or acquire or agree to acquire, directly or indirectly, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any assets outside of the ordinary course of business, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other Person (other than the Company), if the aggregate amount of consideration paid or transferred by the Company would exceed $250,000;

(f) except as required pursuant to the terms of any Company Benefit Plan or Company Benefit Agreement, in each case, in effect on the date of this Agreement, (A) adopt, enter into, establish, terminate, amend or modify any collective bargaining agreement, Company Benefit Plan or Company Benefit Agreement (or plan or arrangement that would be a Company Benefit Plan or Company Benefit Arrangement if in effect on the date hereof), (B) grant to any director, employee or individual service provider of the Company any increase in compensation, (C) grant to any director, employee or individual service provider of the Company any increase in severance or termination pay, (D) pay or award, or commit to pay or award, any bonuses or incentive compensation, (E) enter into any employment, retention, consulting, change in control, severance or termination agreement with any director, employee or individual service provider of the Company, (F) take any action to accelerate any rights or benefits under any Company Benefit Plan or Company Benefit Agreement, or the funding of any payments or benefits under any Company Benefit Plan or Company Benefit Arrangement, (G) terminate the employment or service of any employee or individual service provider of the Company whose total annual compensation exceeds $100,000, other than for cause, or (H) hire any employee or individual service provider whose total annual compensation would exceed $100,000;

(g) make any change in accounting methods, principles or practices, except as may be required (i) by GAAP (or any authoritative interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (ii) by Law, including Regulation S-X promulgated under the Securities Act, in each case as agreed to by the Company’s independent public accountants;

(h) sell, lease (as lessor), license or otherwise transfer (including through any “spin-off”), or pledge, encumber or otherwise subject to any Lien (other than a Permitted Lien), any properties or assets (other than Intellectual Property) except (i) sales or other dispositions of inventory and excess or obsolete properties or assets in the ordinary course of business, (ii) pursuant to Contracts to which the Company is a party made available to Parent and in effect prior to the date of this Agreement or (iii) properties or assets having a fair market value of less than $250,000 in the aggregate;

(i) sell, assign, license or otherwise transfer any Company Intellectual Property owned by the Company, except for (i) licenses (including sublicenses) to Intellectual Property granted in the ordinary course of business, (ii) pursuant to Contracts to which the Company is a party made available to Parent and in effect prior to the date of this Agreement, or (iii) abandonment or other disposition of any Company Registered Intellectual Property at the end of the applicable statutory term, in the ordinary course of prosecution or otherwise in the ordinary course of business;

(j) (i) incur or materially modify the terms of (including by extending the maturity date thereof) any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, in each case other than (A) interest rate and other hedging arrangements on customary commercial terms in the ordinary course of business consistent with past practice or (B) short-term borrowings incurred in the ordinary course of business not in excess of $250,000 in aggregate principal amount outstanding at any one time, or (ii) make any loans, advances or capital contributions to, or investments in, any other Person, other than to or in (A) the Company, (B) any acquisition not in violation of clause (e) above, or (C) any person pursuant to any advancement obligations under the Company Charter, Company Bylaws or indemnification agreements as in effect on or prior to the date hereof;

(k) other than in accordance with the Company’s capital expenditure budget made available to Parent, make or agree to make any capital expenditure or expenditures that in the aggregate are in excess of $250,000;

(l) pay, discharge, settle, compromise or satisfy (i) any pending or threatened claims, liabilities or obligations relating to a Proceeding (absolute, accrued, asserted or unasserted, contingent or otherwise), other than any such payment, discharge, settlement, compromise or satisfaction of a claim solely for money damages in the ordinary course of business in an amount not to exceed $250,000 per payment, discharge, settlement, compromise or satisfaction or $500,000 in the aggregate for all such payments, discharges, settlements, compromises or satisfactions, or (ii) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated thereby (which shall be governed by Section 6.08 hereof);

(m) make, change or revoke any material Tax election, change any annual Tax accounting period or adopt or change any material method of Tax accounting, file any amended material Tax Return, enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law), or settle or compromise any material Tax liability or refund;

(n) amend, cancel or terminate any material insurance policy naming the Company as an insured, a beneficiary or a loss payable payee without obtaining comparable substitute insurance coverage;

(o) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

(p) (i) abandon, cancel, fail to renew, permit to lapse (A) any Company Registered Intellectual Property or (B) any material registered Intellectual Property that is exclusively licensed to the Company to the extent that the Company has the right to take or cause to be taken such action pursuant to the terms of the applicable Contract under which such Intellectual Property is licensed to the Company, (ii) fail to renew, terminate or permit to lapse any Contract under which material Intellectual Property is licensed to the Company, (iii) disclose to any third party, other than under a confidentiality agreement or other legally binding confidentiality undertaking, any Trade Secret of the Company that is included in the Company Intellectual Property in a way that results in loss of material Trade Secret protection thereon, except for any such disclosures made as a result of publication of a Patent application filed by the Company or in connection with any required regulatory filing, or (iv) sell, transfer, license or otherwise encumber any material Company Intellectual Property other than non-exclusive licenses ancillary to research, development, manufacture, clinical testing, sale, distribution and commercialization activities relating to products or services entered into in the ordinary course of business consistent with past practice;

(q) except as is in the ordinary course of business, enter into, terminate or modify in any material respect, or release any material rights under, any Material Contract or any Contract that, if existing on the date of this Agreement, would have been a Material Contract;

(r) participate in any scheduled meetings or teleconferences with, or correspond in writing, communicate or consult with the FDA or any similar Governmental Entity without providing Parent (whenever feasible and to the extent permitted under applicable Law) with prior written notice and, within 24 hours from the time such written notice is delivered, the opportunity to consult with the Company with respect to such correspondence, communication or consultation, in each case to the extent permitted by applicable Law; or

(s) authorize, commit or agree to take any of the foregoing actions.

SECTION 5.02 No Solicitation

(a) The Company shall not, and the Company shall cause its Representatives not to, (i) directly or indirectly solicit, initiate or knowingly encourage or facilitate (including by way of providing information) any inquiries, proposals, or offers, or the making of any submission or announcement of any inquiry, proposal, or offer that constitutes or could reasonably be expected to lead to any Company Takeover Proposal or (ii) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any Person regarding, furnish to any Person any information or afford access to the business, properties, assets, books or records of the Company to, or take any other action to assist or knowingly facilitate or encourage any effort by any Person, in each case in connection with or in response to any inquiry, offer or proposal that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to this Section 5.02 and to limit its conversation or other communication exclusively to such referral). The Company shall, and shall cause its directors and officers to, and shall use its reasonable best efforts to cause its Representatives to, immediately (i) cease all solicitations, discussions and negotiations regarding any inquiry, proposal or offer pending on the date of this Agreement that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished to any Person within the last six months for the purposes of evaluating a possible Company Takeover Proposal and (iii) terminate access to any physical or electronic data rooms relating to a possible Company Takeover Proposal. Notwithstanding anything to the contrary contained in the foregoing or any other provision of this Agreement, prior to the Offer Closing Date, in response to a Company Takeover Proposal that did not result from or arise in connection with a material breach of this Section 5.02(a), in the event that the Company Board determines, in good faith, after consultation with outside counsel and a financial advisor, that such Company Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Company Proposal (a “Qualifying Company Takeover Proposal”), the Company may (A) furnish information with respect to the Company to the Person or group of Persons making such Qualifying Company Takeover Proposal and its or their Representatives pursuant to an Acceptable Confidentiality Agreement so long as the Company concurrently or promptly thereafter provides Parent, in accordance with the terms of the Confidentiality Agreement, any material non-public information with respect to the Company furnished to such other Person or group of Persons which was not previously furnished to Parent, and (B) participate in discussions or negotiations with such Person or group of Persons and its or their Representatives regarding such Qualifying Company Takeover Proposal (including soliciting the making of a revised Qualifying Company Takeover Proposal); provided that the Company may only take the actions described in clauses (A) or (B) above, if the Company Board determines, in good faith, after consultation with outside counsel, that the failure to take any such action would be inconsistent with its fiduciary duties under applicable Law. The Company shall not, and shall cause its Representatives not to, release any Person from, or waive, amend or modify any provision of, or grant permission under or fail to enforce, any standstill provision in any agreement to which the Company is a party; provided that, if the Company Board determines in good faith, after consultation with its outside counsel that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, the Company may waive any such standstill provision solely to the extent necessary to permit the applicable Person (if such Person has not been solicited in breach of this Section 5.02) to make, on a confidential basis to the Company Board, a Company Takeover Proposal, conditioned upon such Person agreeing that the Company shall not be prohibited from providing any information to Parent (including regarding any such Company Takeover Proposal) in accordance with, and otherwise complying with, this Section 5.02.

(b) Neither the Company Board nor any committee thereof shall (i) (A) fail to make, withdraw, qualify or modify in a manner adverse to Parent or Merger Sub, or propose publicly to fail to make, withdraw, qualify or modify in a manner adverse to Parent or Merger Sub, the Company Board Recommendation or resolve or agree to take any such action, (B) adopt, endorse, approve or recommend, or propose publicly to adopt, endorse, approve or recommend, any Company Takeover Proposal or resolve or agree to take any such action, (C) publicly make any recommendation in connection with a tender offer or exchange offer (other than the Offer) other than a recommendation against such offer, or (D) fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company’s stockholders (any action described in this clause (i) being referred to herein as an “Adverse Recommendation Change”) or (ii) approve or recommend, or propose publicly to approve or recommend, or authorize, cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option agreement, merger agreement, joint venture agreement, partnership agreement or other agreement relating to or that would reasonably be expected to lead to, any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.02(a)), or resolve, agree or publicly propose to take any such action. Notwithstanding anything to contrary in the foregoing or any other provision of this Agreement, (x) the Company Board may, in response to an Intervening Event, take any of the actions specified in clause (A) of the definition of Adverse Recommendation Change (an “Intervening Event Adverse Recommendation Change”) if the Company Board reasonably determines, in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law and (y) if the Company Board receives a Superior Company Proposal that did not result from or arise in connection with a material breach of this Section 5.02, the Company may terminate this Agreement pursuant to Section 8.01(g) in order to enter into a definitive agreement with respect to the Superior Company Proposal in accordance with Section 8.04; provided that, prior to so making an Intervening Event Adverse Recommendation Change or so terminating this Agreement pursuant to Section 8.01(g), (1) the Company Board shall have given Parent at least four (4) business days’ prior written notice (a “Company Notice”) of its intention to take such action and a description of the reasons for taking such action (which Company Notice, in respect of a Superior Company Proposal, shall specify the identity of the Person who made such Superior Company Proposal and all of the material terms and conditions of such Superior Company Proposal and attach the most current version of the relevant transaction agreement and which Company Notice, in respect of an Intervening Event, shall specify a reasonably detailed description of the underlying facts giving rise to such action), (2) the Company shall have negotiated, and shall have caused its Representatives to negotiate, in good faith, with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to revise the terms of this Agreement in such a manner that would eliminate the need for taking such action (and in respect of a Superior Company Proposal, would cause such Superior Company Proposal to no longer constitute a Superior Company Proposal), (3) following the end of such notice period, the Company Board shall have considered in good faith any revisions to this Agreement committed to in writing by Parent, and shall have determined in good faith, after consultation with outside counsel, that failure to effect such Intervening Event Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law and, with respect to a Superior Company Proposal, that such Superior Company Proposal continues to constitute a Superior Company Proposal and (4) in the event of any change to any of the financial terms (including the form and amount of consideration) of such Superior Company Proposal, the Company shall, in each case, deliver to Parent an additional Company Notice consistent with that described in clause (1) of this proviso and a renewed notice period under clause (1) of this proviso shall commence (except that the four-business-day notice period referred to in clause (1) of this proviso shall instead be equal to two (2) business days) during which time the Company shall be required to comply with the requirements of this Section 5.02(b) anew with respect to such additional Company Notice, including clauses (1) through (4) of this proviso.

(c) Nothing contained in this Section 5.02 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders), including making any “stop-look-and-listen” communication to the stockholders of the Company, or (ii) making any disclosure to its stockholders if the Company Board determines, in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties or applicable Law; provided that any such action that would otherwise constitute an Adverse Recommendation Change shall be made only in compliance with Section 5.02(b).

(d) In addition to the requirements set forth in paragraphs (a) and (b) of this Section 5.02, the Company shall, as promptly as practicable and in any event within one business day after receipt thereof, advise Parent orally and in writing of (i) any Company Takeover Proposal or any request for information or inquiry, proposal or offer that the Company Board reasonably believes could lead to a Company Takeover Proposal and (ii) the material terms and conditions of such Company Takeover Proposal or inquiry, proposal or offer (including any subsequent amendments or modifications thereto) and the identity of the Person making any such Company Takeover Proposal or inquiry, proposal or offer. Commencing upon the provision of any notice referred to above, the Company and its Representatives shall keep Parent informed on a reasonably prompt basis as to the status and details of any such Company Takeover Proposal or inquiry, proposal or offer (and any subsequent amendments or modifications thereto).

(e) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement that contains confidentiality provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

“Company Takeover Proposal” means any inquiry, proposal or offer from any Person or group (other than Parent and its subsidiaries) relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (A) 20% or more (based on the fair market value thereof, as determined by the Company Board) of the assets of the Company, or (B) 20% or more of the aggregate voting power of the capital stock of the Company, (ii) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving the Company that, if consummated, would result in any Person or group (or the stockholders of any Person) beneficially owning, directly or indirectly, 20% or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity, other than, in each case, the Transactions, or (iii) any combination of the foregoing.

“Intervening Event” means an event, change, effect, development, condition or occurrence material to the Company that (1) was not known or reasonably foreseeable by the Company Board as of the date of this Agreement, (2) does not relate to the receipt of, or progress towards, approvals that have been applied for prior to the date of this Agreement for any Company Product and (3) does not relate to or constitute a Company Takeover Proposal or inquiry related thereto.

“Superior Company Proposal” means any unsolicited, written bona fide Company Takeover Proposal received after the date of this Agreement that did not result from or arise in connection with a material breach of this Section 5.02 and that if consummated would result in a Person or group (or the stockholders of any Person) owning, directly or indirectly, (i) 75% or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity or (ii) 75% or more (based on the fair market value thereof, as reasonably determined by the Company Board) of the assets of the Company, on terms and conditions which the Company Board determines, in good faith, after consultation with outside counsel and its independent financial advisor, are more favorable to the stockholders of the Company than the Transactions, taking into account all the terms and conditions (including all financial, regulatory, financing, conditionality, legal and other terms and conditions) of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Parent and any fees to be paid by the Company for terminating this Agreement).

Wherever the term “group” is used in this Section 5.02(e), it is used as defined in Rule 13d-5 under the Exchange Act.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01 Access to Information; Confidentiality

Except if prohibited by any applicable Law, the Company shall afford to Parent and to Parent’s Representatives, reasonable access during normal business hours (under the supervision of appropriate personnel and in a manner that does not unreasonably interfere with the normal operation of the business of the Company) during the period prior to the Effective Time or the termination of this Agreement to all of its properties, books and records, Contracts and personnel and, during such period, the Company shall furnish, as promptly as reasonably practicable, to Parent all information concerning its business, properties and personnel as Parent may reasonably request; provided that any such access shall be afforded and any such information shall be furnished at Parent’s expense. Notwithstanding the immediately preceding sentence, the Company shall not be required to afford access or furnish information to the extent (a) such information is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement, (b) such information relates to the applicable portions of the minutes of the meetings of the Company Board (including any presentations or other materials prepared by or for the Company Board) where the Company Board discussed (i) the Transactions or any similar transaction involving the sale of the Company, or a material portion of its assets, to, or combination of the Company with, any other Person, (ii) any Company Takeover Proposal or (iii) any Intervening Event, or (c) the Company determines in good faith after consulting with counsel that affording such access or furnishing such information would jeopardize the attorney-client privilege of the Company, or violate applicable Law or result in significant antitrust risk for the Company; provided that the Company will use its reasonable best efforts to obtain any required consents for the disclosure of such information and take such other reasonable action (including entering into a joint defense agreement or similar arrangement to avoid loss of attorney-client privilege) with respect to such information as is necessary to permit disclosure to Parent. All information exchanged pursuant to this Section 6.01 shall be subject to the confidentiality letter agreement dated March 19, 2018 between the Company and Parent (the “Confidentiality Agreement”).

SECTION 6.02 Reasonable Best Efforts; Notification

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as reasonably practicable, the Offer, the Merger and the other Transactions, including (i) the obtaining of all necessary or advisable actions or non-actions, waivers and consents from, the making of all necessary registrations, declarations and filings with, and the taking of all reasonable steps as may be necessary to avoid a Proceeding by, any Governmental Entity with respect to this Agreement or the Transactions, (ii) the defending or contesting of any Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. In connection with and without limiting the foregoing, the Company and the Company Board shall (A) take all action necessary to ensure that no restrictions on business combinations of any Takeover Law or similar statute or regulation is or becomes applicable to any Transaction or this Agreement and (B) if the restrictions on business combinations of any Takeover Law or similar statute or regulation becomes applicable to any Transaction or this Agreement, use its reasonable best efforts take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions and this Agreement.

(b) Parent and the Company shall, or shall cause their ultimate parent entity as that term is defined in the HSR Act to, in consultation and cooperation with the other, file (i) with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required under the HSR Act for the Offer, the Merger or any of the other Transactions as promptly as practicable (but in no event later than ten business days after the date of this Agreement) and (ii) all appropriate filings, notices, applications or similar documents required under any Foreign Antitrust Law as promptly as reasonably practicable. Parent shall with the Company’s reasonable cooperation file all appropriate filings, notices, applications or similar documents required under any Foreign Antitrust Law as promptly as reasonably practicable. Any such filings shall be in substantial compliance with the requirements of the HSR Act or the applicable Foreign Antitrust Laws, as the case may be. Each of Parent and the Company shall (i) furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission which is necessary under the HSR Act or any Foreign Antitrust Law, (ii) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any communication with, and any inquiries or requests for additional information from, the FTC, the DOJ and any other Governmental Entity regarding the Offer, the Merger or any of the other Transactions, and permit the other party (or its outside counsel if necessary to retain confidentiality) to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests, (iii) unless prohibited by applicable Law or by the applicable Governmental Entity, and to the extent reasonably practicable, (A) not participate in or attend any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of the Offer, the Merger or any of the other Transactions without the other party, (B) give the other party reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating in or attending any such meeting or engaging in any such conversation, keep such party apprised with respect thereto, (D) cooperate with one another in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement, the Offer, the Merger or any of the other Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (E) furnish the other party with copies of all filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and its affiliates and their respective Representatives, on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement, the Offer, the Merger and the other Transactions and (iv) comply with any inquiry or request from the FTC, the DOJ or any other Governmental Entity as promptly as reasonably practicable. Any such additional information shall be in substantial compliance with the requirements of the HSR Act or the applicable Foreign Antitrust Law, as the case may be. The parties agree not to extend, directly or indirectly, any waiting period under the HSR Act or any Foreign Antitrust Law or enter into any agreement with a Governmental Entity to delay or not to consummate the Offer, the Merger or any of the other Transactions, except with the prior written consent of the other party, which consent shall not be unreasonably withheld. Without limiting the generality of the foregoing, each Party shall provide to the other (or the other’s respective advisors) upon request copies of all correspondence between such Party and any Governmental Entity relating to the transactions contemplated by this Agreement. The Parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 6.02 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the Party providing such materials.

(c) Parent and Merger Sub agree to take promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under the HSR Act or any Foreign Antitrust Law that may be required by any Governmental Entity, so as to enable the parties to close the Transactions as promptly as practicable (and in any event by or before than the Outside Date); provided, however, that nothing in this Section 6.02 and notwithstanding anything to the contrary in this Agreement, neither Parent nor Merger Sub shall have any obligation to (or to cause any of their respective subsidiaries or affiliates or the Company to): (i) sell, license, divest or dispose of or hold separate the assets, Intellectual Property or businesses of any entity; (ii) terminate, amend or assign any existing relationships or contractual rights or obligations of any entity; (iii) change or modify any course of conduct regarding future operations of any entity; (iv) otherwise take any action that would limit the freedom of action with respect to, or the ability to retain, one or more businesses, assets or rights of any entity or interests therein; or (v) commit to take any such action in the foregoing clause (i), (ii), (iii) or (iv); provided, however, that Parent and Merger Sub shall take the actions in the foregoing clause (i), (ii), (iii) or (iv) with respect to the Company (including, after the Effective Time, the Surviving Corporation) if such action (A) is necessary to obtain required clearances or waiting period expirations or terminations as may be required under the HSR Act or any Foreign Antitrust Law by or before the Outside Date and (B) would not, individually or in the aggregate, reasonably be expected to be materially detrimental to the benefits anticipated to be derived by Parent and its affiliates as a result of the Transactions. In addition, the Company shall not offer or commit to take any of the actions referred to in clause (i), (ii), (iii) or (iv) of the immediately preceding sentence without Parent’s prior written consent. For the avoidance of doubt, Parent shall not require the Company to, and the Company shall not be required to, take any action with respect to any Order or any applicable Law that binds the Company prior to the Effective Time.

SECTION 6.03 Employee Matters.

(a) For a period of one year following the Effective Time (the “Continuation Period”), Parent shall provide or cause the Surviving Corporation to provide to each individual who is employed by the Company immediately prior to the Effective Time and who continues employment with Parent or the Surviving Corporation (each, a “Company Employee”) (i) a base salary and short-term cash incentive opportunity at target that, in each case, is no less favorable than those provided to such Company Employee by the Company immediately prior to the Effective Time and (ii) employee benefits (excluding equity and equity-based awards and change in control plans, programs and arrangements) that are substantially comparable in the aggregate to those provided to such Company Employee by the Company immediately prior to the Effective Time. Without limiting the generality of the foregoing, during the Continuation Period, Parent shall, and shall cause the Surviving Corporation to, provide any Company Employee who experiences a termination of employment under circumstances that would have entitled such Company Employee to severance benefits under a Company Benefit Plan or Company Benefit Agreement, as applicable, immediately prior to the Effective Time with severance benefits at a level at least equal to those that would have been provided under any such Company Benefit Plan or Company Benefit Agreement.

(b) Following the Continuation Period, the Company Employees shall be eligible to participate in the plans of Parent, the Surviving Corporation or their respective affiliates (the “Surviving Corporation Plans”) to the same extent as other similarly situated employees of Parent and its affiliates. In addition, and without limiting the generality of the foregoing, following the Effective Time, each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all Surviving Corporation Plans to the extent coverage under any such plan replaces coverage under a comparable Company Benefit Plan in which such Company Employee participates immediately prior to the Effective Time.

(c) Parent shall include or cause the Surviving Corporation to include each Company Employee in the applicable 2018 annual bonus plan of Parent or the Surviving Corporation following the Effective Time; provided that, if prior to the payment of annual bonuses for 2018, a Company Employee’s employment is terminated by Parent or the Surviving Corporation without cause and such Company Employee is not party to a Company Benefit Agreement or a participant in a Company Benefit Plan that provides for a prorated bonus payment upon a qualifying termination of employment, then Parent or the Surviving Corporation (as applicable) shall pay such Company Employee a prorated annual bonus for 2018, determined as the product of (i) such Company Employee’s target bonus for 2018 under the applicable annual bonus plan and (ii) a fraction, the numerator of which is the number of days such Company Employee was employed by the Company, Parent or the Surviving Corporation during 2018 and the denominator of which is 365.

(d) Without limiting the generality of Section 6.03(a), from and after the Effective Time, Parent shall or shall cause the Surviving Corporation to assume, honor and continue the Company Benefit Plans and Company Benefit Agreements in accordance with their respective terms; provided that this Section 6.03(c) shall not limit the ability of Parent or the Surviving Corporation, as applicable, to amend, modify or terminate any such Company Benefit Plan or Company Benefit Agreement.

(e) With respect to Surviving Corporation Plans, including any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by Parent or any of its subsidiaries to provide benefits for vacation, paid time-off, severance or 401(k) savings, for purposes of determining eligibility to participate, level of benefits and vesting, each Company Employee’s service with the Company (as well as service with any predecessor employer of the Company, to the extent service with the predecessor employer is recognized by the Company) shall be treated as service with Parent or any of its subsidiaries; provided, however, that the foregoing service recognition shall not apply (i) to the extent that it would result in duplication of benefits for the same period of services, or (ii) to any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population.

(f) With respect to any welfare plan maintained by Parent or any of its subsidiaries in which any Company Employee is eligible to participate after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees and their eligible dependents and beneficiaries, to the extent such limitations were waived, satisfied or did not apply to such employees or eligible dependents or beneficiaries under the corresponding welfare Company Benefit Plan in which such employees participated immediately prior to the Effective Time, (ii) use commercially reasonable efforts to provide Company Employees and their eligible dependents and beneficiaries with credit for any co-payments and deductibles paid prior to the Effective Time under any Company Benefit Plan in satisfying any analogous deductible or out-of-pocket maximum requirements, and (iii) waive any waiting period or evidence of insurability requirement that would otherwise be applicable to a Company Employee and his or her eligible dependents on or after the Effective Time, in each case to the extent such Company Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Company Benefit Plan prior to the Effective Time.

(g) The provisions of this Section 6.03 are solely for the benefit of the parties to this Agreement, and no Company Employee or any other Person (including any beneficiary or dependent thereof) shall be a third-party beneficiary of this Agreement (except to the extent provided in Section 9.07 with respect to Section 6.04), and no provision of this Section 6.03 shall create such rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any Company Benefit Plan or Company Benefit Agreement or any Surviving Corporation Plan or other employee program or any plan or arrangement of Parent or any of its subsidiaries shall be construed to modify, amend, or establish any benefit plan, program or arrangement or in any way affect the ability of the parties hereto or any other Person to modify, amend or terminate any of its benefit plans, programs or arrangements. Nothing in this Agreement shall confer upon any director, employee or service provider of the Company any right to continue in the employ or service of the Surviving Corporation, Parent or any subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Parent or any subsidiary or affiliate thereof to discharge or terminate the services of any director, employee or individual service provider of the Company at any time for any reason whatsoever, with or without cause.

SECTION 6.04 Indemnification.

(a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) now existing in favor of any Person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company or its predecessors (each, an “Indemnified Party”) as provided in the Company Charter, the Company Bylaws or any indemnification agreement between such Indemnified Party and the Company that is in effect as of the date of this Agreement and that has been made available to Parent (i) shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, (ii) shall survive the Merger, (iii) shall continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions and (iv) for a period of six years following the date of this Agreement, shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party. Parent shall ensure that the Surviving Corporation complies with and honors the foregoing obligations.

(b) Without limiting Section 6.04(a) or any rights of any Indemnified Party pursuant to any indemnification agreement, from and after the Offer Closing Date, in the event of any threatened or actual Proceeding, whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that an Indemnified Party is or was a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company or any of its predecessors or (ii) this Agreement or any of the Transactions, whether in any case asserted or arising before or after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, as and to the fullest extent permitted by applicable Law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any Proceeding to each Indemnified Party to the fullest extent permitted by applicable Law upon receipt of any undertaking required by applicable Law), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Proceeding. The Surviving Corporation shall cooperate with an Indemnified Party in the defense of any matter for which such Indemnified Party could seek indemnification hereunder; provided that Parent and the Surviving Corporation shall be entitled to control the defense and appoint lead counsel for such defense. The Surviving Corporation shall not settle, compromise or consent to the entry of any judgment in any threatened or actual Proceeding for which indemnification could be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents in advance in writing to such settlement, compromise or consent. The Surviving Corporation’s obligations under this Section 6.04(b) shall continue in full force and effect for the period beginning upon the Offer Closing Date and ending six years from the Effective Time; provided that all rights to indemnification in respect of any Proceeding asserted or made within such period shall continue until the final disposition of such Proceeding. Parent shall cause the Surviving Corporation to perform its obligations under this Section 6.04(b).

(c) At or prior to the Effective Time, the Company may obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions) for the period beginning upon the Offer Closing Date and ending six years from the Effective Time, covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are in the aggregate, no less favorable to any Indemnified Party than those of the Company’s directors’ and officers’ liability insurance policies in effect on the date of this Agreement (the “Existing D&O Policies”); provided that the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 250% of the aggregate annual premium payable by the Company for coverage for its current fiscal year under the Existing D&O Policies. If such “tail” insurance policies have been obtained by the Company, Parent shall cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation. In the event the Company does not obtain such “tail” insurance policies, then, for the period beginning upon the Offer Closing Date and ending six years from the Effective Time, Parent shall either purchase such “tail” insurance policies or Parent shall maintain in effect the Existing D&O Policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions); provided that neither Parent nor the Surviving Corporation shall be required to pay an aggregate annual premium for such insurance policies in excess of 250% of the annual premium payable by the Company for coverage for its current fiscal year under the Existing D&O Policies; provided further that if the annual premium of such insurance coverage exceeds such amount, Parent or the Surviving Corporation shall be obligated to obtain the most comparable policy available for an annual premium equal to such amount; and provided further that Parent may substitute therefor policies of a reputable and financially sound insurance company containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Party.

(d) In the event that (i) the Surviving Corporation or any of its successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or a substantial portion of its properties or other assets to any Person or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 6.04.

(e) From and after the Offer Closing Date, the obligations of Parent and the Surviving Corporation under this Section 6.04 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.04 applies without the consent of such affected Indemnified Party. The provisions of this Section 6.04 are, from and after the Offer Closing Date, intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to which each Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

(f) Parent shall pay all reasonable and documented expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations provided in this Section 6.04.

SECTION 6.05 Fees and Expenses.

(a) Except as set forth in Section 6.01, Section 6.04, this Section 6.05 and Section 6.07, all fees and expenses incurred in connection with this Agreement, the Offer, the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

(b) The Company shall pay to Parent a fee of $63,400,000 (the “Company Termination Fee”) if:

(i) the Company terminates this Agreement pursuant to Section 8.01(g);

(ii) Parent terminates this Agreement pursuant to Section 8.01(d); or

(iii) (A) after the date of this Agreement, a Company Takeover Proposal is publicly proposed or announced or shall have become publicly known and such Company Takeover Proposal is not publicly withdrawn (x) in the case of this Agreement being subsequently terminated pursuant to Section 8.01(c), prior to the time of the breach or failure to perform giving rise to such termination or (y) in the case of this Agreement being subsequently terminated pursuant to Section 8.01(b)(i), prior to the date that is four business days prior to the final expiration date of the Offer, (B) this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b)(i) (at a time when the Offer Conditions set forth in clauses (b) and (i) of Exhibit A are satisfied (meaning neither of such conditions may be invoked by Merger Sub or Purchaser), but the Minimum Tender Condition has not been satisfied) or by Parent pursuant to Section 8.01(c) and (C) within 12 months after such termination, the Company consummates a Company Takeover Proposal or the Company enters into a definitive agreement with respect to a Company Takeover Proposal.

For purposes of this Section 6.05(b), the term “Company Takeover Proposal” shall have the meaning set forth in the definition of Company Takeover Proposal contained in Section 5.02(e) except that all references to 20% shall be deemed references to 50%. Any fee due under this Section 6.05(b) shall be paid by wire transfer of same-day funds to an account designated by Parent, (1) in the case of clause (i) above, prior to or simultaneously with such termination of this Agreement, (2) in the case of clause (ii) above, within two business days after the date of such termination of this Agreement and (3) in the case of clause (iii) above, within two business days after the earlier of (x) the date of such entry into a definitive agreement and (y) the consummation of such a transaction. The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(c) Except in the case of fraud (with scienter) under Delaware law or a willful and material breach, in the event the Company Termination Fee described in this Section 6.05 is paid to Parent in accordance with Section 6.05(b), such Company Termination Fee shall constitute the sole and exclusive remedy of Parent and Merger Sub against the Company and its current, former or future stockholders and Representatives for any loss suffered as a result of the failure of the Transactions to be consummated. Upon payment of the Company Termination Fee in accordance with Section 6.05(b), none of the Company or its current, former or future stockholders or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except in the case of fraud (with scienter) under Delaware law or a willful and material breach. Any Company Termination Fee paid to Parent pursuant to this Section 6.05 will be offset against any award for damages given to Parent pursuant to any claim based upon fraud (with scienter) under Delaware law or a willful and material breach.

(d) The Company acknowledges that the agreements contained in this Section 6.05 are an integral part of the Transactions and that, without these agreements, the Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner the Company Termination Fee due pursuant to Section 6.05(b) and, in order to obtain such payment, Parent makes a claim that results in a judgment for the Company Termination Fee, the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the Company Termination Fee at the prime rate of Citibank, N.A. in effect from time to time from the date such payment was required to be made hereunder through the date such payment was actually received.

SECTION 6.06 Public Announcements. Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Offer, the Merger and the other Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law (including in connection with the making of any filings or notifications required under the HSR Act or any Foreign Antitrust Laws in connection with the transactions described herein or to respond to any requests for information or documents made by a Governmental Entity investigating the transactions described herein), court process or by obligations pursuant to any listing agreement with any national or foreign securities exchange and except as specifically permitted or required by Section 5.02. The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties.

SECTION 6.07 Transfer Taxes. Except as provided in Section 2.09(b) of this Agreement, all stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) imposed on the Transactions shall be paid by the Surviving Corporation, and the Company shall cooperate with Merger Sub and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

SECTION 6.08 Stockholder Litigation. Until the termination of this Agreement in accordance with Article VIII, the Company shall provide Parent an opportunity to review and to propose comments to all material filings or responses to be made by the Company in connection with any Proceedings commenced, or to the knowledge of the Company, threatened in writing, by or on behalf of one or more stockholders of the Company, against the Company and its directors relating to any Transaction, and the Company shall give reasonable and good faith consideration to any comments proposed by Parent. In no event shall the Company enter into, agree to or disclose any settlement with respect to such Proceedings without Parent’s consent, such consent not to be unreasonably withheld, delayed or conditioned, except (i) to the extent such settlement is fully covered by the Company’s insurance policies (other than any applicable deductible) or (ii) such settlement relates solely to the provision of additional disclosure in the Schedule 14D-9, but in each case only if such settlement would not result in the imposition of any restriction on the business or operations of the Company or affiliates. The Company shall notify Parent promptly of the commencement or written threat of any Proceedings of which it has received notice or become aware and shall keep Parent promptly and reasonably informed regarding any such Proceedings.

SECTION 6.09 Rule 14d-10 Matters. Prior to the scheduled expiration of the Offer, the Company (acting through the Company Board and the compensation committee of the Company Board) shall use reasonable best efforts to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement that has been, or after the date of this Agreement will be, entered into by the Company with current or future directors, officers or employees of the Company.

SECTION 6.10 Rule 16b-3 Matters. The Company shall take all reasonable steps as may be required to cause any dispositions or cancellations or deemed dispositions or cancellations of Company equity securities (including derivative securities) in connection with this Agreement or the Transactions by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

SECTION 6.11 Merger Sub and Surviving Corporation Compliance. Parent shall cause Merger Sub or the Surviving Corporation, as applicable, to comply with all of its respective obligations under this Agreement and Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

SECTION 6.12 Stock Exchange De-listing. The Surviving Corporation shall cause the Company’s securities to be de-listed from Nasdaq and de-registered under the Exchange Act as promptly as practicable following the Effective Time.

SECTION 6.13 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations, subject to the provisions in Section 5.01.

SECTION 6.14 Cash Management. Prior to the Offer Closing Date, the Company shall convert all Investment Securities to Cash and Cash Equivalents.

SECTION 6.15 Regulatory Matters. Between the date of this Agreement and the earlier of the Offering Closing Date or the termination of this Agreement, the Company shall use commercially reasonable efforts provide Parent and its Representatives with complete and accurate copies of (a) all not immaterial clinical and preclinical data relating to each Company Product and (b) all not immaterial written correspondence between the Company and the applicable Regulatory Authorities relating to any Company Product, in the case of each of clauses (a) and (b) above, that comes into the Company’s possession or control during such time period promptly after the Company obtains possession or control thereof. The Company shall, and shall cause its Representatives to (i) use commercially reasonable efforts to prepare for any clinical and preclinical trials related to the Company Products, including by procuring clinical supplies for clinical trials related to any Company Product and (ii) consult and cooperate with Parent and consider in good faith the views of Parent in connection with the actions referred to in clause (i) above.

ARTICLE VII

CONDITIONS PRECEDENT TO THE MERGER

SECTION 7.01 Conditions to Each Party’s Obligation. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Merger Closing Date of the following conditions:

(a) No Legal Restraints. No Judgment issued by any Governmental Entity of competent jurisdiction or Law or other legal restraint or prohibition (collectively, “Legal Restraints”) preventing or prohibiting the consummation of the Merger shall be in effect.

(b) Consummation of the Offer. Merger Sub shall have accepted or caused to be accepted for payment all shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01 Termination. This Agreement may be terminated at any time prior to the Offer Closing Date, notwithstanding adoption of this Agreement by Parent as sole stockholder of Merger Sub:

(a) by mutual written consent of Parent, Merger Sub and the Company;

(b) by either Parent or the Company:

(i) if the Offer Closing Date has not occurred on or before 11:59 p.m., Eastern time, on November 9, 2018 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any party if the failure to consummate the Offer by the Outside Date is primarily due to a material breach of this Agreement such party; or

(ii) if any Legal Restraint permanently preventing or prohibiting the consummation of the Offer or the Merger shall be in effect and shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this clause (ii) shall have complied in all material respects with its obligations under Section 6.02 in respect of any such Legal Restraint;

(c) by Parent, if the Company breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform individually or in the aggregate with all such other breaches or failures to perform (i) would give rise to the existence of any of the conditions set forth in clause (ii) or (iii) of Exhibit A and (ii) cannot be or has not been cured prior to the earlier of (x) 30 days after the giving of written notice to the Company of such breach or failure to perform and (y) the Outside Date (provided that Parent and Merger Sub are not then in material breach of any representation, warranty or covenant contained in this Agreement);

(d) by Parent if an Adverse Recommendation Change has occurred;

(e) by the Company, if (i) Merger Sub fails to commence the Offer in violation of Section 1.01 (other than due to a violation by the Company of its obligations under Section 1.02(c)), (ii) Merger Sub shall have terminated the Offer prior to its expiration date (as such expiration date may be extended and re-extended in accordance with Section 1.01(a)), other than in accordance with this Agreement, or (iii) all of the Offer Conditions have been satisfied or waived as of immediately prior to the expiration of the Offer and the Offer Closing Date shall not have occurred within five business days following the expiration of the Offer;

(f) by the Company, if Parent or Merger Sub breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement (without regard to any qualifications or exceptions contained therein as to materiality or Parent Material Adverse Effect), which breach or failure to perform (i) had or would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect and (ii) has not been cured prior to the earlier of (x) 30 days after the giving of written notice to Parent or Merger Sub of such breach or failure to perform and (y) the Outside Date (provided that the Company is not then in material breach of any representation, warranty or covenant contained in this Agreement); or

(g) by the Company, if (i) the Company Board authorizes the Company to enter into a definitive written agreement constituting a Superior Company Proposal, (ii) the Company Board has complied with its obligations under Section 5.02(b) in respect of such Superior Company Proposal and (iii) the Company has paid, or simultaneously with the termination of this Agreement pays, the fee due under Section 6.05 that is payable if this Agreement is terminated pursuant to this Section 8.01(g).

SECTION 8.02 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or Merger Sub, on the one hand, or the Company, on the other hand (except to the extent that such termination results from the willful and material breach by a party of any representation, warranty or covenant set forth in this Agreement), other than Section 1.02(b), the last sentence of Section 6.01, Section 6.05, this Section 8.02 and Article IX, and any definitions contained in this Agreement and referred to but not contained in any such provisions, which provisions and definitions shall survive such termination.

SECTION 8.03 Amendment; Extension; Waiver.

(a) This Agreement may be amended by the parties at any time prior to the Offer Closing Date. At any time prior to the Offer Closing Date, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (iii) waive compliance with any of the agreements or conditions contained in this Agreement (other than the Minimum Tender Condition). This Agreement may not be amended or supplemented after the Offer Closing Date.

(b) This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. Any agreement on the part of a party to any extension or waiver with respect to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 8.04 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01 or an amendment of this Agreement or an extension or waiver with respect to this Agreement pursuant to Section 8.03 shall, in order to be effective, require, in the case of Parent, Merger Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors. Termination of this Agreement pursuant to Section 8.01 shall not require the approval of the stockholders of the Company or Parent as sole stockholder of Merger Sub.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

SECTION 9.02 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery by hand, by facsimile, by registered or certified mail (postage prepaid, return receipt requested), or by email to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub, to

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Attn: Darren J. Carroll, Senior Vice President of Corporate Business Development

Telephone: (317) 276-2000

Facsimile: (317) 433-5053

with a copy (which shall not constitute notice) to:

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Attn: General Counsel

Telephone: (317) 276-2000

Facsimile: (317) 433-3000

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Fax: 212-403-2000

Attention: Daniel A. Neff

                 Mark Gordon

Email:      DANeff@wlrk.com

                 MGordon@wlrk.com

(b) if to the Company, to

ARMO BioSciences, Inc.

575 Chesapeake Drive

Redwood City, CA 94063

Email: peter@armobio.com

Attention: Chief Executive Officer

with a copy (which shall not constitute notice) to:

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Boulevard

Redwood City, CA 94063

Fax: (617) 648 9199

Attention: Marcia Hatch

                 Andrew Luh

Email: mhatch@gunder.com

            aluh@gunder.com

SECTION 9.03 Definitions. For purposes of this Agreement:

An “affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other interests, by contract or otherwise.

“Investment Securities” means the Company’s investment securities determined in accordance with GAAP, applied on a basis consistent with the Company’s application thereof in the Company’s consolidated financial statements.

“Book-Entry Shares” means shares of Company Common Stock not represented by certificates and held in the Direct Registration System.

A “business day” means any day on which the principal offices of the SEC in Washington, D.C., are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by Law to close in New York, New York.

“Cash and Cash Equivalents” means the Company’s cash and cash equivalents which are highly liquid investments with a maturity of three months or less from the date of purchase determined in accordance with GAAP, applied on a basis consistent with the Company’s application thereof in the Company’s consolidated financial statements.

“Company ESPP” means the Company’s 2018 Employee Stock Purchase Plan.

“Company Material Adverse Effect” means any change, event, condition, development, circumstance, state of facts, effect or occurrence that (i) has a material adverse effect on the business, assets, financial condition or results of operations of the Company, or (ii) prevents or materially delays the ability of the Company to perform its obligations under this Agreement in any material respect; provided, however, that for the purposes of clause (i), none of the following, and no change, event, condition, development, circumstance, effect or occurrence that results from or arises in connection with the following, either alone or in combination, shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account in determining whether there has been a Company Material Adverse Effect: any change, event, condition, development, circumstance, state of facts, effect or occurrence to the extent resulting from or arising from (A) general conditions (or changes therein) in the industries in which the Company operates, (B) general economic or regulatory, legislative or political conditions (or changes therein) or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets and price levels or trading volumes), in each case in the United States, the European Union or elsewhere in the world, (C) any changes after the Company Balance Sheet Date in applicable Law or GAAP (or the authoritative interpretation thereof), (D) geopolitical conditions, the outbreak or escalation of hostilities, any acts or threats of war (whether or not declared), sabotage, terrorism or any epidemics, or any escalation or worsening of any such acts or threat of war (whether or not declared), sabotage, terrorism or any epidemics, (E) any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster or any other national or international calamity, crisis or disaster, that could affect the Company’s supply of Company Products and/or other materials, (F) the failure, in and of itself, of the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement, or changes in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition), (G) the announcement, pendency or performance of any of the Transactions, including any loss of or change in relationship with any customer, supplier, vendor, service provider, collaboration partner or any other business partner, or departure of any employee or officer, of the Company, (H) the compliance with the express covenants contained in this Agreement (excluding the requirement that the Company operate in the ordinary course of business), (I) any action taken by the Company at Parent’s written request or with Parent’s prior written consent, (J) any conditions or events that occur in connection with the Company’s, its competitors’, or potential competitors’ preclinical or clinical studies (including regulatory changes that may affect such studies and/or the market for any particular product) or the results of such studies or announcements thereof or in connection therewith, and (K) the identity of Parent, Merger Sub or their respective affiliates, except (x) in the case of clause (A), (B), (C), (D) or (E), to the extent that the Company is disproportionately affected thereby as compared with other participants in the industries in which the Company operates (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect) (it being understood that with respect to clauses (D) and (E), in the event that the matters described therein take place in the San Francisco Bay Area, the comparison will be against such other industry participants in the San Francisco Bay Area) and (y) in the case of clause (J) to the extent such condition or event results from fraud by the Company (in which case such condition or event, to the extent resulting from fraud by the Company, may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Products” means, collectively, AM0001, AM0003, AM0010, AM0012 and AM0015.

“Company Stock Option” means any option (other than rights under the Company ESPP) to purchase Company Common Stock granted under a Company Stock Plan.

“Company Stock Plans” means the Company’s 2018 Equity Incentive Plan and 2012 Stock Plan.

“Contract” means, with respect to any Person, any legally binding contract, lease, license, indenture, note, bond, agreement, concession, franchise or other instrument to which such Person or its subsidiaries is a party or by which any of their respective properties or assets is bound.

“Direct Registration System” means the service that provides for electronic direct registration of securities in a record holder’s name on the Company’s transfer books and allows shares to be transferred between record holders electronically.

“EMA” means the European Medicines Agency.

“FDA” means the United States Food and Drug Administration.

“Good Clinical Practices” means, with respect to the Company, standards for clinical trials for pharmaceuticals (including all applicable requirements relating to protection of human subjects), as set forth in the U.S. Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”) and applicable regulations promulgated thereunder (including, for example, 21 C.F.R. Parts 50, 54, and 56), as amended from time to time, and such standards of good clinical practice (including all applicable requirements relating to protection of human subjects) as are required by other organizations and Regulatory Authority in any other countries, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, in which the products of the Company or its affiliates are sold or intended to be sold, to the extent such standards are not less stringent than in the United States.

“Good Laboratory Practices” mean, with respect to the Company, standards for pharmaceutical laboratories, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time, and such standards of good laboratory practices as are required by other organizations and Governmental Entities in any other countries, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use in which the products of Company are sold or intended to be sold, to the extent such standards are not less stringent than in the United States.

“Good Manufacturing Practices” mean, with respect to the Company, standards for the manufacture, processing, packaging, testing, transportation, handling and holding of drug products, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time, and such standards of good manufacturing practices as are required by other organizations and Governmental Entities in any other countries, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use in which the products of the Company are sold or intended to be sold, to the extent such standards are not less stringent than in the United States.

“Health Laws” means any Law of any Governmental Entity (including multi-country organizations) the purpose of which is to ensure the safety, efficacy and quality of medicines or pharmaceuticals by regulating the research, development, manufacturing and distribution of these products, including Laws relating to Good Laboratory Practices, Good Clinical Practices, investigational use, product marketing authorization, manufacturing facilities compliance and approval, Good Manufacturing Practices, labeling, advertising, promotional practices, safety surveillance, record keeping and filing of required reports and their respective counterparts promulgated by Regulatory Authorities in countries outside the United States and shall also include, without limitation (a) the FDCA and the regulations promulgated thereunder, (b) the Public Health Service Act, and the regulations promulgated thereunder, (c) all federal and state fraud and abuse Laws, including the Federal Anti-Kickback Statute, the civil False Claims Act, the administrative False Claims Law, the Anti-Inducement Law, the exclusion Laws, and the regulations promulgated pursuant to such statutes, (d) the Health Insurance Portability and Accountability Act of 1996, the regulations promulgated thereunder and comparable state Laws, (e) the Controlled Substances Act, (f) Titles XVIII and XIX of the Social Security Act and the

regulations promulgated thereunder, (g) the Clinical Laboratories Improvement Amendments and (h) all applicable Laws, rules and regulations, ordinances, judgments, decrees, orders, writs and injunctions administered by Regulatory Authorities, each of clause (a) through (h) as may be amended from time to time, and to the extent each of clause (a) through (h) applies to the safety, efficacy and quality of medicines or pharmaceuticals by regulating the research, development, manufacturing and distribution of these products.

“IND” means an Investigational New Drug Application submitted to the FDA pursuant to 21 C.F.R. Part 312 (as amended from time to time) with respect to the Company Products, or the equivalent application or filing submitted to any equivalent agency or Governmental Entity outside the United States of America (including any supra-national agency such as the EMA), and all supplements, amendments, variations, extensions and renewals thereof that may be submitted with respect to the foregoing.

“Intellectual Property” means all rights, title and interest in or relating to intellectual property, whether protected, created or arising under the Laws of the United States or any other jurisdiction, including: (a) all patents, patent applications, provisional patent applications and similar instruments (including any and all substitutions, divisions, continuations, continuations-in-part, divisions, reissues, renewals, and extensions and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor)) (collectively, “Patents”); (b) all domestic and foreign copyrights, copyright registrations, copyright applications, original works of authorship fixed in any tangible medium of expression to the extent protectable by applicable copyright Law, including literary works (including all forms and types of computer software, including all source code, object code, firmware, development tools, files, records and data, and all documentation related to any of the foregoing), pictorial and graphic works that are so protectable (collectively, “Copyrights”); (c) all trademarks, service marks, trade names, business marks, service names, brand names, trade dress rights, logos, corporate names, trade styles, and other source or business identifiers and other general intangibles of a like nature to the extent protectable by applicable trademark law, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (collectively, “Trademarks”); (d) all Internet domain names; (e) trade secrets, technology, discoveries and improvements, know-how, proprietary rights, formulae, confidential and proprietary information, technical information, techniques, inventions (including conceptions and/or reductions to practice), designs, drawings, procedures, processes, models, formulations, manuals and systems, whether or not patentable or copyrightable, including all biological, chemical, biochemical, toxicological, pharmacological and metabolic material and information and data relating thereto and formulation, clinical, analytical and stability information and data, in each case which are not available in the public domain and have actual or potential commercial value that is derived, in whole or in part, from such secrecy (collectively “Trade Secrets”); and (f) all other intellectual property rights, proprietary rights, or similar rights throughout the world.

“knowledge” means (a) in the case of the Company, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 9.03(a) of the Company Disclosure Letter and (b) in the case of Parent and Merger Sub, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 9.03(b) of the Company Disclosure Letter.

“MAA” means an EU marketing authorization application.

“made available” means (unless otherwise specified), with respect to a particular document, item or other piece of information, inclusion and availability in the virtual data room hosted by Merrill Corporation in connection with the Transactions on or prior to 8:00 p.m. Eastern Time on the business day prior to the execution of this Agreement.

“NDA” means a new drug application for a drug submitted to the FDA pursuant to 21 C.F.R. Part 314 (as amended from time to time), and all amendments or supplements thereto, including all documents, data and other information concerning the applicable drug which are necessary for FDA approval to market such drug in the United States, and any equivalent application submitted to any other health authority.

“Parent Material Adverse Effect” means any change, effect, event or occurrence that prevents (a) the consummation of the Offer, the Merger and the other Transactions or (b) the ability of Parent or Merger Sub to perform its obligations under this Agreement in any material respect.

“Permitted Lien” means (a) a Lien securing indebtedness for borrowed money, (b) a defect or irregularity in title, (c) an easement or right-of-way, and/or (d) other similar matters that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company.

“Person” means any individual, firm, corporation, partnership, company, limited liability company, estate, trust, joint venture, association, organization, Governmental Entity or other entity of any kind or nature.

“Regulatory Authority” means any national or supranational governmental authority, including the FDA or the EMA, with responsibility for granting any license, registrations or approvals with respect to the Company Products.

“Regulatory Authorizations” means any approvals, clearances, authorizations, registrations, certifications, licenses and permits granted by any Regulatory Authority, including any INDs, NDAs and MAAs.

“Representative” of any Person means such Person’s officers, directors, employees, investment bankers, attorneys, other advisors or other representatives acting in the scope of his, her or its service to such Person.

“subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

SECTION 9.04 Interpretation. The headings contained in this Agreement and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any terms used in the Company Disclosure Letter, any Exhibit or any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall”. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The phrase “date of this Agreement” shall be deemed to refer to May 9, 2018. All references to “dollars” or “$” shall refer to the lawful currency of the United States. Unless the context requires otherwise (i) any definition of or reference to any Contract, instrument or other document or any Law herein shall be construed as referring to such Contract, instrument or other document or Law as from time to time amended, supplemented or otherwise modified, but only to the extent, in the case of any amendment, supplement or other modification to any Contract, instrument or other document listed in the Company Disclosure Letter, that such amendment, supplement or other modification is also listed on the appropriate section of the Company Disclosure Letter, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof and (iv) all references herein to Articles, Sections and Exhibits shall be construed to refer to Articles and Sections of, and Exhibits to, this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

SECTION 9.05 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.

SECTION 9.06 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 9.07 Entire Agreement; Third-Party Beneficiaries; No Other Representations or Warranties

(a) This Agreement, the Tender and Support Agreements and the Confidentiality Agreement (including all Exhibits, Annexes or Schedules thereto) (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties and their affiliates, or any of them, with respect to the subject matter of this Agreement and the Confidentiality Agreement and (ii) except for Section 6.04, are not intended to confer upon any Person other than the parties any rights or remedies. Notwithstanding clause (ii) of the immediately preceding sentence, following the Effective Time the provisions of Article II shall be enforceable by holders of Certificates and holders of Book-Entry Shares solely to the extent necessary to receive the Merger Consideration to which such holders are entitled to thereunder and the provisions of Section 2.10 shall be enforceable by holders of awards under the Company Stock Plans.

(b) Except for the representations and warranties contained in Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes, and neither Parent nor Merger Sub is relying on, any other express or implied representation or warranty with respect to the Company or with respect to any other information made available to Parent or Merger Sub in connection with the Transactions (including with respect to the accuracy or completeness thereof). In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plans and cost-related plan information, regarding the Company’s business and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plans, furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), and that neither Parent nor Merger Sub has relied upon the Company or its shareholders, directors, officers, employees, affiliates, advisors, agents or representatives, or any other Person, with respect thereto. Accordingly, each of Parent and Merger Sub hereby acknowledge that neither the Company nor its shareholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, has made or is making any representation or warranty or has or shall have any liability (whether pursuant to this Agreement, in tort or otherwise) with respect to such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), except as expressly set forth in Article III of this Agreement.

(c) Except for the representations and warranties contained in Article IV, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes, and the Company is not relying on, any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information made available to the Company in connection with the Transactions (including with respect to the accuracy or completeness thereof). Nothing in this Agreement (including Section 9.07(b)) shall limit the liability of any Person for fraud (with scienter) under Delaware law committed by such Person.

SECTION 9.08 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 9.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties; provided that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Parent of any of its obligations under this Agreement; provided further that any such assignment shall not take place after the commencement of the Offer and shall not otherwise materially impede or delay the consummation of the Transactions or otherwise materially impede the rights of the stockholders of the Company under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.10 Specific Enforcement; Jurisdiction.

(a) The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement in any court referred to in Section 9.10(b), without proof of damages or otherwise (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The right to specific enforcement shall include the right of the Company to cause Parent and Merger Sub to cause the Offer, the Merger and the other Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Each of the parties acknowledges and agrees that the right of specific enforcement is an integral part of the Transactions and without such right, none of the parties would have entered into this Agreement. If, prior to the Outside Date, any party brings any Proceeding, in each case in accordance with Section 9.10(b), to enforce specifically the performance of the terms and provisions hereof by any other party, the Outside Date shall automatically be extended by (i) the amount of time during which such Proceeding is pending, plus 20 business days or (ii) such other time period established by the court presiding over such Proceeding, as the case may be.

(b) Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware and to the jurisdiction of the United States District Court for the State of Delaware, for the purpose of any Proceeding arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, and each of the parties hereby irrevocably agrees that all claims with respect to such Proceeding may be heard and determined exclusively in the Delaware Court of Chancery or, solely if the Delaware Court of Chancery does not have subject matter jurisdiction thereof, any other court of the State of Delaware or any Federal court sitting in the State of Delaware. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery, any other court of the State of Delaware and any Federal court sitting in the State of Delaware in the event any Proceeding arises out of this Agreement, the Offer, the Merger or any of the other Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) irrevocably consents to the service of process in any Proceeding arising out of or relating to this Agreement, the Offer, the Merger or any of the other Transactions, on behalf of itself or its property, by U.S. registered mail to such party’s respective address set forth in Section 9.02 (provided that nothing in this Section 9.10(b) shall affect the right of any party to serve legal process in any other manner permitted by Law) and (iv) agrees that it will not bring any Proceeding relating to this Agreement, the Offer, the Merger or any of the other Transactions in any court other than the Delaware Court of Chancery (or, solely if the Delaware Court of Chancery shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware). The parties hereto agree that a final trial court judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law; provided that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

SECTION 9.11 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING ARISING OUT OF THIS AGREEMENT, THE OFFER, THE MERGER OR ANY OTHER TRANSACTION. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

SECTION 9.12 Remedies. Except as otherwise provided in this Agreement, the rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by applicable Law, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

SECTION 9.13 Cooperation. The parties agree to provide reasonable cooperation with each other and to execute and deliver such further documents, certificates, agreements and instruments and to take such actions as may be reasonably requested by the other parties to evidence or effect the Transactions and to carry out the intent and purposes of this Agreement.

[Remainder of Page Intentionally Blank; Signature Pages Follow]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

ELI LILLY AND COMPANY, as Parent,

by

/s/ David A. Ricks
Name: David A. Ricks
Title: Chairman, President and Chief Executive Officer

BLUEGILL ACQUISITION CORPORATION, as Merger Sub,

by

/s/ Darren J. Caroll
Name: Darren J. Caroll
Title: President

ARMO BIOSCIENCES, INC., as Company,

by

/s/ Peter Van Vlasselaer, Ph.D.
Name: Peter Van Vlasselaer, Ph.D.
Title: President and Chief Executive Officer

Exhibit A

to

Agreement and Plan of Merger

Offer Conditions

Notwithstanding any other term of the Offer or this Agreement, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered shares of Company Common Stock promptly after the termination or withdrawal of the Offer), to pay for any shares of Company Common Stock tendered pursuant to the Offer (and not theretofore accepted for payment or paid for) if (a) there shall not have been validly tendered (and not validly withdrawn) prior to the expiration of the Offer that number of shares of Company Common Stock (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository”, as such terms are defined by Section 251(h) of the DGCL) that, when added to the shares of Company Common Stock then owned by Parent or Merger Sub, would represent a majority of the Company Common Stock outstanding as of immediately following the consummation of the Offer (such condition in this clause (a), the “Minimum Tender Condition”) and (b) any waiting period under the HSR Act and any Foreign Antitrust Law of any jurisdiction set forth on Exhibit D hereto applicable to the purchase of shares of Company Common Stock pursuant to the Offer and the consummation of the Merger shall have neither expired nor been terminated.

Furthermore, notwithstanding any other term of the Offer or this Agreement, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject as aforesaid, to pay for any shares of Company Common Stock not theretofore accepted for payment or paid for if, at the then-scheduled expiration of the Offer, any of the following conditions exists:

(i) there shall be any Legal Restraint in effect preventing or prohibiting the consummation of the Offer or the Merger;

(ii) any representation or warranty of the Company set forth in Article III (other than those set forth in Sections 3.01 (Organization, Standing and Power), 3.02(a)-(d) (Capital Structure), 3.04 (Authority; Execution and Delivery; Enforceability), 3.08(a) (Absence of Certain Changes or Events), 3.20 (Brokers and Other Advisors), 3.22 (Opinion of Financial Advisors), and 3.23 (No Vote Required)) shall not be true and correct at and as of the date of this Agreement and at and as of such time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date), other than for such failures to be true and correct that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (for purposes of determining the satisfaction of this condition, without regard to any qualifications or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”), (B) any representation or warranty of the Company set forth in Sections 3.01 (Organization, Standing and Power), 3.04 (Authority; Execution and Delivery; Enforceability), 3.20 (Brokers and other Advisors), 3.22 (Opinion of Financial Advisors) and 3.23 (No Vote Required) shall not be true and correct in all

A-1

material respects at and as of the date of this Agreement and at and as of such time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date) (for purposes of determining the satisfaction of this condition, without regard to any qualifications or exceptions contained therein as to “materiality”), (C) any representation or warranty of the Company set forth in Section 3.02(a)-(d) (Capital Structure) shall not be true and correct other than in de minimis respects at and as of the date of this Agreement and at and as of such time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date) and (D) any representation or warranty of the Company set forth in Section 3.08(a) (Absence of Certain Changes or Events) shall not be true and correct in all respects at such time;

(iii) the Company shall have failed to perform in all material respects all obligations to be performed by it as of such time under this Agreement;

(iv) Parent shall have failed to receive from the Company a certificate, dated as of the date on which the Offer expires and signed by an executive officer of the Company, certifying to the effect that the Offer Conditions set forth in clauses (ii) and (iii) immediately above do not exist and have not occurred; or

(v) this Agreement shall have been validly terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate or modify the Offer in accordance with the terms and conditions of this Agreement.

The foregoing conditions are for the sole benefit of Parent and Merger Sub and, subject to the terms and conditions of this Agreement, may be waived by Parent and Merger Sub in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Tender Condition and the Termination Condition, which may not be waived by Parent or Merger Sub). The failure by Parent, Merger Sub or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

A-2

Exhibit B

to

Agreement and Plan of Merger

Certificate of Incorporation of the Surviving Corporation

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

ARMO BIOSCIENCES, INC.

1. The name of the Corporation is: ARMO Biosciences, Inc.

2. The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware, 19801. The name of its registered agent at such address is: The Corporation Trust Company.

3. The nature of the business and the purposes to be conducted and promoted by the Corporation are to conduct any lawful business, to promote any lawful purpose and to engage in any lawful act or activity for which corporations may be organized under the DGCL.

4. The total number of shares of stock which the Corporation shall have authority to issue is one-hundred (100) shares of common stock, $0.01 par value per share (the “Common Stock”). Shares of the Common Stock may be issued from time to time as the Board of Directors of the Corporation (the “Board”) shall determine and on such terms and for such consideration as shall be fixed by the Board. The amount of the authorized Common Stock of the Corporation may be increased or decreased by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock of the Corporation entitled to vote.

5. Except as otherwise provided by law, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. Each share of Common Stock shall have one vote, and the Common Stock shall vote together as a single class.

6. Elections of directors need not be by written ballot unless required by the Bylaws of the Corporation. Any director may be removed from office either with or without cause at any time by the affirmative vote of the holders of a majority of the outstanding Common Stock of the Corporation entitled to vote, given at a meeting of the stockholders called for that purpose, or by the consent of the holders of a majority of the outstanding Common Stock of the Corporation entitled to vote, given in accordance with DGCL Section 228.

7. In furtherance and not in limitation of the powers conferred upon the Board by law, the Board shall have the power to make, adopt, alter, amend and repeal from time to time the Bylaws of the Corporation by a majority vote at any regular or special meeting or by written consent, subject to the power of the stockholders to alter, amend and repeal Bylaws made by the Board.

8. The Corporation reserves the right at any time, from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this section.

9. To the fullest extent permitted by the DGCL as it now exists and as it may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that nothing contained in this Section 9 shall eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to the provisions of Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No repeal or modification of this Section 9 shall apply to or have any adverse effect on any right or protection of, or any limitation of the liability of, a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

10. The Corporation may indemnify, and advance expenses to, to the fullest extent permitted by law, any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Exhibit C

to

Agreement and Plan of Merger

Index of Defined Terms

Defined Term	Location of Definition
Acceptable Confidentiality Agreement	5.02(e)
Adverse Recommendation Change	5.02(b)
affiliate	9.03
Agreement	Preamble
Appraisal Shares	2.08(d)
Authorizations	3.15(a)
Bankruptcy, Equity and Indemnity Exception	3.04(a)
Book-Entry Shares	9.03
business day	9.03
Cash and Cash Equivalents	9.03
Certificate of Merger	2.03
Certificates	2.09(b)
Code	2.09(j)
Commonly Controlled Entity	3.11(j)(i)
Company	Preamble
Company Balance Sheet	3.06(d)
Company Benefit Agreement	3.11(j)(ii)
Company Benefit Plan	3.11(j)(iii)
Company Board	Recitals
Company Board Recommendation	3.04(b)
Company Bylaws	3.01
Company Charter	3.01
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company Employee	6.03(a)
Company ESPP	9.03
Company Intellectual Property	3.18(b)
Company Material Adverse Effect	9.03
Company Notice	5.02(b)
Company Preferred Stock	3.02(a)
Company Products	9.03
Company Registered Intellectual Property	3.18(a)

Company SEC Documents	3.06(a)
Company Stock Option	9.03
Company Stock Option Cash Consideration	2.10(a)
Company Stock Plans	9.03
Company Systems	3.18(i)(f)
Company Takeover Proposal	5.02(e)
Company Termination Fee	6.05(b)
Confidentiality Agreement	6.01
Consent	3.05(b)
Continuation Period	6.03(a)
Contract	9.03
control	9.03
Copyrights	9.03
DGCL	Recitals
Direct Registration System	9.03
DOJ	6.02(b)
Effective Time	2.03
EMA	9.03
Environmental Law	3.17(b)
ERISA	3.11(j)(iii)
Exchange Act	1.01(a)
Existing D&O Policies	6.04(c)
FDA	9.03
FDCA	9.03
Filed Company SEC Documents	Article III
Foreign Antitrust Laws	3.05(b)
FTC	6.02(b)
GAAP	3.06(c)
Good Clinical Practices	9.03
Good Laboratory Practices	9.03
Good Manufacturing Practices	9.03
Governmental Entity	3.05(b)
group	5.02(e)
Hazardous Substance	3.17(c)
Health Care Submissions	3.16(a)
Health Laws	9.03
HSR Act	3.05(b)
IND	9.03
Indemnified Party	6.04(a)
Intellectual Property	9.03
Intervening Event	5.02(e)
Intervening Event Adverse Recommendation Change	5.02(b)

Investment Securities	9.03
IPO	3.06(a)
Judgment	3.05(a)
knowledge	9.03
Law	3.05(a)
Legal Restraints	7.01(a)
Liens	3.12(a)
listed transaction	3.09(h)
MAA	9.03
made available	9.03
Material Contract	3.13(a)
Measurement Date	3.02(a)
Merger	Recitals
Merger Closing	2.02
Merger Closing Date	2.02
Merger Consideration	2.08(c)
Merger Sub	Preamble
Minimum Tender Condition	Exhibit A
Nasdaq	1.01(a)
NDA	9.03
Offer	Recitals
Offer Closing Date	1.01(a)
Offer Conditions	1.01(a)
Offer Documents	1.01(b)
Offer Price	Recitals
Outside Date	8.01(b)(i)
Parent	Preamble
Parent Material Adverse Effect	9.03
Patents	9.03
Paying Agent	2.09(a)
Payment Fund	2.09(a)
Permitted Lien	9.03
Person	9.03
Proceeding	3.14
Qualifying Company Takeover Proposal	5.02(a)
Regulatory Authority	9.03
Regulatory Authorizations	9.03

Release	3.17(d)
Representative	9.03
Schedule 14D-9	1.02(a)
SEC	1.01(a)
Section 262	2.08(d)
Securities Act	3.06(b)
subsidiary	9.03
Superior Company Proposal	5.02(e)
Surviving Corporation	2.01
Surviving Corporation Plans	6.03(b)
Takeover Law	3.21
Tax Authority	3.09(k)(i)
Tax Return	3.09(k)(ii)
Taxes	3.09(k)(iii)
Tender and Support Agreements	Recitals
Termination Condition	Exhibit A
Transactions	Recitals
Transfer Taxes	6.07
Trademarks	9.03
Trade Secrets	9.03
Voting Company Debt	3.02(c)

Exhibit D

to

Agreement and Plan of Merger

Foreign Antitrust Law Jurisdictions

Germany

Austria

D-1